UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALBIREO PHARMA, INC.
(Name of Subject Company)

ALBIREO PHARMA, INC.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)
01345P106
(CUSIP Number of Class of Securities)
Ronald H.W. Cooper
President and Chief Executive Officer
Albireo Pharma, Inc.
53 State Street, 19th Floor
Boston, Massachusetts, 02109
(857) 254-5555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Krishna Veeraraghavan, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

i

Item 1.
Subject Company Information.

(a)
Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Albireo Pharma, Inc., a Delaware corporation (“Albireo”). The address of the principal executive offices of Albireo is 53 State Street, 19th Floor, Boston, Massachusetts 02109, and Albireo’s telephone number is (857) 254-5555. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Albireo” refer to Albireo Pharma, Inc.
(b)
Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Albireo, $0.01 par value per share (collectively, the “Shares”). As of the close of business on January 20, 2023, there were (i) 20,871,433 Shares issued and 20,863,673 Shares outstanding, (ii) 2,763,503 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Stock Options”); (iii) 2,171,331 Shares subject to issuance on settlement of outstanding restricted stock units with respect to Shares (the “RSUs”); (iv) 206,055 Shares reserved for issuance under the Company’s 2018 Employee Stock Purchase Plan (the “ESPP”) and 22,483 Shares estimated to be subject to outstanding purchase rights under the ESPP (assuming that the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price (as defined below) and employee contributions continue until such purchase date at the levels in place as of January 20, 2023); and (v) 5,311 Shares subject to issuance pursuant to outstanding warrants that are convertible or exercisable into Shares (the “Warrants”).
Item 2.
Identity and Background of Filing Person.

(a)
Name and Address.

The name, address and telephone number of Albireo, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information — Name and Address” above.
(b)
Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on January 23, 2023 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Ipsen”), (ii) Anemone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Ipsen (“Purchaser”), (iii) Ipsen Pharma SAS, a French société par actions simplifiée (“Guarantor”), and (iv) Ipsen S.A., a French société anonyme (“Ipsen SA”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for (i) $42.00 per Share, to be paid to the holder in cash, without interest and subject to any withholding of taxes required by applicable legal requirements (the “Closing Amount”) and (ii) one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $10.00 per Share, net to the holder in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the achievement of the milestone set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) (which is further discussed in the subsection below entitled “Arrangements with Purchaser, Ipsen, Guarantor, Ipsen SA and their Affiliates — CVR Agreement”) ((i) and (ii) together, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).
The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 8, 2023 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among

Ipsen, Purchaser, Albireo and, solely for the purposes of Sections 9.5, 9.6, 9.8 and 9.11 thereunder, Guarantor. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “Summary of the Merger Agreement and Certain Other Agreements,” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9, and each is incorporated herein by reference.
The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Albireo (the “Merger”), and Albireo will continue as the surviving corporation and a wholly owned subsidiary of Ipsen (the “Surviving Corporation”).
The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the Albireo stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held by Albireo (or in Albireo’s treasury), Ipsen, Purchaser or any of their respective subsidiaries immediately prior to the Effective Time, or by Albireo stockholders who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted for purchase in the Offer (collectively, the “Excluded Shares”)) will be automatically converted into the right to receive (x) the Closing Amount, in cash, plus (y) one CVR, in each case, without interest thereon ((x) and (y) collectively, the “Merger Consideration”), subject, for the avoidance of doubt, to any withholding of taxes required by applicable legal requirements. At the Effective Time, Albireo will cease to be a publicly traded company and will become wholly owned by Ipsen. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”
The Merger Agreement also provides that, at the Effective Time, each then-outstanding Stock Option, whether vested or unvested, will be treated as follows:
(i)
Each Stock Option that was granted prior to the date of the Merger Agreement having an exercise price per Share that is less than the Closing Amount will be cancelled and converted into the right to receive: (A) cash in an amount, without interest, equal to the product of (x) the total number of Shares subject to such Stock Option immediately prior to the Effective Time, multiplied by (y) the excess of (I) the Closing Amount over (II) the per-Share exercise price of such Stock Option, payable promptly following the consummation of the Merger (the “Closing”); and (B) one CVR for each Share subject to such Stock Option immediately prior to the Effective Time.

(ii)
Each Stock Option that was granted prior to the date of the Merger Agreement having an exercise price per Share that is equal to or greater than the Closing Amount and less than the Offer Price will be cancelled and converted into the right to receive, if the Milestone (as defined below) is achieved, cash in an amount equal to the product of (A) the total number of Shares subject to such Stock Option immediately prior to the Effective Time, multiplied by (B) the excess of (x) the Per Share Value Paid over (ii) the per-Share exercise price of such Stock Option. “Per Share Value Paid” means the sum of (I) the Closing Amount and (II) the amount per Share in cash payable on the Milestone Payment Date (as defined in the CVR Agreement) under the CVR Agreement.

(iii)
Each Stock Option (A) that was granted on or after the date of the Merger Agreement or (B) having an exercise price per Share that is equal to or greater than the Offer Price will be cancelled without consideration and will have no further force or effect.

The Merger Agreement further provides that, at the Effective Time, each then-outstanding RSU will be treated as follows:
(i)
Each RSU that was granted prior to the date of the Merger Agreement, and each RSU that was granted on or after the date of the Merger Agreement and that is designated in the confidential disclosure schedules as an “Accelerated 2023 RSU,” will be cancelled and converted into the right to receive: (1) cash in an amount, without interest, equal to the product of (x) the total number of Shares subject to such RSU, multiplied by (y) the Closing Amount, payable promptly following the Closing; and (2) one CVR for each Share subject to such RSU immediately prior to the Effective Time.
(ii)
Each RSU that was granted on or after the date of the Merger Agreement and that is designated in the confidential disclosure schedules as a “Cancelled 2023 RSU” will be cancelled and have no further force or effect, and a cash retention award program will be established following the Effective Time (see below under “Cash Retention Award Program”).

The Merger Agreement further provides that, each Warrant that is outstanding immediately prior to the Effective Time will be cancelled as of the Effective Time in exchange for the right to receive (i) cash in an amount equal to the product of (A) the total number of Shares subject to such Warrant immediately prior to the Effective Time multiplied by (B) the excess of (x) the Closing Amount over (y) the exercise price payable per Share under such Warrant and (ii) one CVR for each Share subject to such Warrant immediately prior to the Effective Time.
The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on February 21, 2023, subject to extension in certain circumstances as permitted by the Merger Agreement (the “Expiration Date”).
The Merger Agreement also provides, among other things, that subject to the satisfaction or, to the extent waivable by Ipsen or Purchaser, waiver of all of the conditions of the Offer and the Merger Agreement, Purchaser will irrevocably accept for payment and pay for all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable (and in any event within two business days) after the Expiration Date (the time of such acceptance, the “Offer Acceptance Time”). Pursuant to the Merger Agreement, the consummation of the Merger will take place on the same date as the Offer Acceptance Time except if certain conditions with respect to legal restraints have not been satisfied or waived by such date, in which case on no later than the first business day on which such conditions are satisfied or waived.
The foregoing summary of Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.
According to the Offer to Purchase, the principal office of each of Ipsen and Purchaser is located at One Main Street, Cambridge, Massachusetts 02142 and the telephone number of each of Ipsen and Purchaser is +1 (617) 679-8500, and the principal office of each of Guarantor and Ipsen SA is located at 65 Quai Georges Gorse, 92100 Boulogne Billancourt, France and the telephone number of each of Guarantor and Ipsen SA is +33 1 58 33 50 00.
Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the “Investors” section of Albireo’s website at www.albireopharma.com.
Item 3.
Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Albireo on Schedule 14A filed on April 21, 2022 and filed as Exhibit (e)(3) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Albireo or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Ipsen, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.
Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(1)
Arrangements between Albireo and its Executive Officers, Directors and Affiliates.

Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our board of directors (the “Board”) was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation — Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:
•
the accelerated vesting and cash settlement of outstanding Stock Options and RSUs in connection with the Merger;

•
the potential receipt of certain severance payments and benefits on certain terminations of employment following the Merger; and

•
the entitlement to indemnification benefits in favor of directors and executive officers of Albireo.

For further information with respect to the arrangements between Albireo and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Albireo and its executive officers, directors and affiliates, please see the information under the heading “Executive Officer and Director Compensation” of the Proxy Statement, which is incorporated by reference herein.
Outstanding Shares Held by Directors and Executive Officers
If the executive officers and directors of Albireo who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Albireo. As of January 20, 2023, Albireo executive officers and directors beneficially owned, in the aggregate, 169,858 Shares (which, for clarity, excludes Shares issuable upon the exercise of outstanding Stock Options or the settlement of outstanding RSUs, which are addressed below under the heading “Treatment of Stock Options and Restricted Stock Units”), which represents approximately 0.8% of the outstanding Shares on that date. The aggregate cash consideration that would be payable for such Shares, based on the Offer Price of $52 per Share (i.e., assuming the Milestone is achieved), is approximately $8.8 million.
Treatment of Stock Options and RSUs
At the Effective Time, each then-outstanding Stock Option, whether vested or unvested, will be treated as follows:
•
Each Stock Option that was granted prior to the date of the Merger Agreement having an exercise price per Share that is less than the Closing Amount will be cancelled and converted into the right to receive:

•
cash in an amount equal to the product of (a) the total number of Shares subject to such Stock Option, multiplied by (b) the excess of (i) the Closing Amount over (ii) the per-Share exercise price of such Stock Option, payable promptly following the Closing; and

•
one CVR for each Share subject to such Stock Option.

•
Each Stock Option that was granted prior to the date of the Merger Agreement having an exercise price per Share that is equal to or greater than the Closing Amount and less than the Offer Price will be cancelled and converted into the right to receive, if the Milestone is achieved, cash in an amount equal to the product of (a) the total number of Shares subject to such Stock Option, multiplied by (b) the excess of (i) the Per Share Value Paid over (ii) the per-Share exercise price of such Stock Option. “Per Share Value Paid” means the sum of (I) the Closing Amount and (II) the amount per Share in cash payable on the Milestone Payment Date under the CVR Agreement.

•
Each Stock Option (a) that was granted on or after the date of the Merger Agreement or (b) having an exercise price per Share that is equal to or greater than the Offer Price will be cancelled without consideration and will have no further force or effect.

At the Effective Time, each then-outstanding RSU will be treated as follows:
•
Each RSU that was granted prior to the date of the Merger Agreement, and each RSU that was granted on or after the date of the Merger Agreement and that is designated in the confidential disclosure schedules as an “Accelerated 2023 RSU,” will be cancelled and converted into the right to receive:

•
cash in an amount equal to the product of (a) the total number of Shares subject to such RSU, multiplied by (b) the Closing Amount, payable promptly following the Closing; and

•
one CVR for each Share subject to such RSU.

•
Each RSU that was granted on or after the date of the Merger Agreement and that is designated in the confidential disclosure schedules as a “Cancelled 2023 RSU” will be cancelled, and a cash retention award program will be established following the Effective Time (see below under the heading “Cash Retention Award Program”).

The estimated aggregate amount that would be payable on a pre-tax basis with respect to Stock Options and RSUs held by executive officers and directors of Albireo as of January 20, 2023, based on the Offer Price of $52 per Share (i.e., assuming the Milestone is achieved), is approximately $77.9 million. Of this amount, approximately $42.1 million ($38.8 million for executive officers and $3.3 million for directors) is attributable to Stock Options that were vested as of that date, and approximately $35.8 million ($33.4 million for executive officers and $2.4 million for directors) is attributable to Stock Options that were unvested as of that date and to RSUs, all of which were unvested as of that date. These amounts do not include any additional Stock Options or RSUs that the Company may grant in the ordinary course of business to executive officers if the Closing does not occur by January 10, 2024 or to directors if the Closing does not occur by June 2023. For clarity, these amounts also do not include RSUs that would be cancelled at Closing without payment or amounts that would be payable to executive officers following the Closing under the Cash Retention Award Program (see below under “Cash Retention Award Program”).
Since November 25, 2022 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have sold Shares received upon the exercise of Stock Options, or the settlement of RSUs, other than as provided in Item 6 of this Schedule 14D-9. Our executive officers and directors may exercise their Stock Options prior to the consummation of the Offer to the extent that such Stock Options are vested in accordance with their terms.
Treatment of Purchase Rights Under the Employee Stock Purchase Plan
Our executive officers, together with our other eligible employees, are eligible to participate in the ESPP pursuant to its terms, which permits, through payroll deductions, the purchase of Shares at a price equal to 85% of the lesser of (i) the fair market value on the date on which the purchase right was granted pursuant to the ESPP and (ii) the fair market value on the date on which the purchase right is deemed exercised pursuant to the ESPP. The ESPP is implemented by a series of six-month offering periods, with new offering periods commencing on each December 1 and June 1, or the first business day thereafter, and ending on the last business day of each such six-month offering period, anticipated to be on or around November 30 and May 31, respectively, or on such other date as determined by our Board.
Pursuant to the Merger Agreement, Albireo is required to take all necessary actions to (i) provide that each employee participating in the offering period under the ESPP that is in progress on the date of the Merger Agreement shall not be permitted to increase the percentage of his or her earnings pursuant to the ESPP from the individual’s applicable elected percentage of earnings that was in effect when the offering period commenced, or make any non-payroll contributions to the ESPP on or following the date of the Merger Agreement; (ii) ensure that no new offering period under the ESPP will be authorized or commence on or after the date of the Merger Agreement; (iii) if the Effective Time will occur prior to the end of the final offering period, provide each individual participating in the final offering with notice of the Transactions; (iv) cause the final offering to end no later than the date that is immediately prior to the Effective Time; (v) make any pro rata adjustments that may be necessary to reflect the shortened length of the final offering period; (vi) cause each participant’s accumulated contributions under the ESPP to be used to purchase Shares in accordance with the ESPP as of the end of the final offering period; (vii) provide that the applicable purchase price for Shares will not be decreased below the levels set forth in the ESPP as of the date of the Merger Agreement; and (viii) ensure that no further rights are granted under the ESPP after the Effective Time and that, immediately prior to and effective as of the Effective Time (but subject to the consummation of the Transactions), terminate the ESPP.
Our non-employee directors are not eligible to participate in the ESPP.
Cash Retention Award Program
As noted above, at the Effective Time, each RSU that was granted on or after the date of the Merger Agreement and that is designated in the confidential disclosure schedules as a “Cancelled 2023 RSU” will be cancelled, and a cash retention award program will be established following the Effective Time. Under the program, each employee (including our executive officers) who held such cancelled RSU will receive a retention award that provides for a cash payment in an amount equal to the product of (a) the total number of Shares subject to such RSU, multiplied by (b) the Closing Amount. The award will become payable on December 31, 2023, if the employee remains actively employed through that date. If prior to that date, the employee’s employment is terminated without “Cause” or the employee resigns for “Good Reason” (as such terms are defined in the confidential disclosure schedules), then subject to the employee’s execution of a release of claims, the award will become payable following such termination or resignation. The aggregate amount of the retention awards payable to our executive officers under the Cash Retention Award Program if the conditions are met is approximately $9.5 million.
Severance Benefits
Each of our executive officers is party to an employment agreement with Albireo, which provides for severance benefits on termination of employment without “Cause” or a resignation for “Good Reason” (as such terms are defined in the employment agreement). These severance benefits are increased if the termination or resignation occurs within one year after a change in control (which will occur at the Effective Time). During such one-year period, Ipsen has agreed to provide the greater of the severance benefits under these employment agreements or under a change in control severance plan that may be adopted by the Company prior to the Effective Time. As a result, our executive officers may be entitled to the following severance benefits, which are subject to the executive officer’s execution of a release of claims, in addition to amounts under the Cash Retention Award Program described above:
•
Severance payments in an amount equal to a specified number of months of base salary plus target bonus (18 months for Mr. Cooper, 15 months for our other executive officers other than Dr. Mattsson, and nine months for Dr. Mattsson — Dr. Mattsson is also entitled to six months’ notice of termination);

•
Health benefits (or payments in lieu thereof) for the period for which severance is paid;

•
A prorated annual bonus for the year of termination, based on target performance (or for Mr. Cooper, if greater, based on actual performance for the year); and

•
Reasonable outplacement services.

Assuming that the Effective Time had occurred on January 20, 2023, and that each executive officer experienced a qualifying termination of employment immediately following the Effective Time, the aggregate value of the severance benefits (excluding amounts under the Cash Retention Award Program) that would have been payable to our executive officers is approximately $7.5 million.
The descriptions of the employment agreements do not purport to be complete and are qualified in their entirety by reference to the agreements filed as Exhibits (e)(5), (e)(6), (e)(7), (e)(8), (e)(9), (e)(10), (e)(11) and (e)(12) to this Schedule 14D-9 and incorporated herein by this reference.
Potential Tax Make Whole Payments
Albireo may enter into arrangements with employees (including our named executive officers) who could otherwise be subject to excise tax pursuant to Section 4999 of the Internal Revenue Code of 1986 (the “Code”) to provide for make whole payments for such excise tax. The aggregate amount of any such make whole payments may not exceed $3 million; provided that if the ability of the Company to retain or enter into non-compete covenants for affected employees is restricted by the non-compete clause rule recently proposed by the Federal Trade Commission in a manner that limits the Company’s ability to mitigate the impact of the excise tax on such employees, such aggregate amount may be increased accordingly. No such arrangements have been entered into as of the date of this Schedule 14D-9.
Golden Parachute Compensation — Quantification of Potential Payments to Albireo’s Named Executive Officers in Connection with the Transactions
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Transaction for each of our executive officers who are designated as “named executive officers” in the definitive Proxy Statement. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described elsewhere in this Schedule 14D-9 and in the footnotes to the table below, and the following:
•
the Effective Time had occurred on January 20, 2023;

•
each named executive officer had experienced a qualifying termination of employment immediately following the Effective Time; and

•
the Milestone will be achieved, such that the value of the vesting acceleration of the named executive officers’ unvested Stock Options and certain of the RSUs is calculated based on a value of $52 per Share (i.e., $42 for the Closing Amount plus $10 for the CVR payment).

As a result, the actual amounts to be received by a named executive officer in connection with the Transactions may differ materially from the amounts set forth below.
Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Ronald H.W. Cooper.	3,256,504	13,099,419	60,000	0	16,415,923
Simon N.R. Harford	2,089,138	2,586,585	52,500	0	4,728,223
Martha J. Carter.	2,067,385	2,466,491	52,500	0	4,586,376
Patrick T. Horn, M.D., Ph.D.(1)	0	0	0	0	0

(1)
Dr. Horn, our former Chief Medical Officer, resigned effective as of December 31, 2021. He will not receive any compensation that is based on or otherwise relates to the Transactions.

(2)
The amounts in this column consist of the following amounts, which are payable on a “double-trigger” basis (i.e., contingent on a qualifying termination of employment following the Effective Time): (a) severance payments in an amount equal to a specified number of months of base salary plus target bonus (18 months for Mr. Cooper and 15 months for Mr. Harford and Ms. Carter), (b) a prorated annual bonus for 2023 (i.e., the assumed year of termination), based on target performance (Mr. Cooper would be entitled to a prorated annual bonus based on actual performance for 2023, if greater than target performance — this estimate assumes that actual performance for 2023 will not exceed target performance) and (c) accelerated payment of the retention award under the Cash Retention Award Program. The estimated amounts of these payments are as follows:

Name	Severance Payment ($)	Retention Award ($)	Prorated Annual Bonus ($)
Ronald H.W. Cooper.	1,555,200	1,680,000	21,304
Simon N.R. Harford	818,882	1,260,000	10,256
Martha J. Carter.	797,398	1,260,000	9,987

(3)
The amounts in this column represent the value of the accelerated vesting of the unvested Stock Options and certain of the RSUs held by each named executive officer as of January 20, 2023, which will occur immediately prior to the Effective Time as a result of the Transactions (i.e., on a “single-trigger” basis, regardless of whether employment terminates). The estimated amounts attributable to the unvested Stock Options and the RSUs from the Closing Amount of $42 and from the CVR payment of $10 are as follows:

Name	Stock Options (Closing Amount) ($)	Stock Options (CVR) ($)	RSUs (Closing Amount) ($)	RSUs (CVR) ($)
Ronald H.W. Cooper.	2,023,124	1,591,755	7,660,590	1,823,950
Simon N.R. Harford	130,287	153,010	1,860,348	442,940
Martha J. Carter.	312,143	272,260	1,520,148	361,940

(4)
The amounts in this column represent the following “double trigger” benefits: (a) health benefits (or payments in lieu thereof) for the period for which severance is paid (18 months for Mr. Cooper and 15 months for Mr. Harford and Ms. Carter) and (b) the estimated value of reasonable outplacement services. The estimated amounts of these payments are as follows:

Name	Health Benefits ($)	Outplacement Services ($)
Ronald H.W. Cooper.	45,000	15,000
Simon N.R. Harford	37,500	15,000
Martha J. Carter.	37,500	15,000

(5)
Under each named executive officer’s employment agreement, if amounts payable to the executive would be subject to the excise tax imposed by Section 4999 of the Code, such amounts will be reduced to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after-tax basis, receiving the full payment. The effect of this provision and any related cutbacks are not reflected in the values disclosed in this table. Albireo may enter into tax make whole arrangements with employees (including our named executive officers) who could otherwise be subject to the excise tax (subject to an aggregate cap — see above under “Potential Tax Make Whole Payments”). No such arrangements have been entered into as of the date of this Schedule 14D-9.

Employee Benefits
Under the Merger Agreement, for a period of one year following the Effective Time, Ipsen has agreed to provide to each employee of Albireo, including each executive officer, who is employed by Albireo (or who provides services to Albireo pursuant to an arrangement with a professional employer organization) as of immediately prior to the Effective Time (each, a “Continuing Employee”) (a) a base salary or wages and incentive compensation opportunities (excluding equity and equity-based awards), each of which is no less favorable than the base salary or base wages and cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, and (b) employee benefits (excluding retiree medical health or defined benefit plans or severance (other than as set forth above under “Severance Benefits” and below) and change in control plans, programs, perquisites and arrangements) that are no less favorable in the aggregate than such benefits provided to similarly situated employees of Ipsen as of the Effective Time.
For a period of one year following the Effective Time, Ipsen has also agreed to provide to each Continuing Employee who suffers a qualifying termination of employment specified severance benefits under a change in control severance plan that may be adopted by the Company prior to the Effective Time. These benefits include (a) a lump sum severance payment in an amount equal to a specified number of months of base salary plus target bonus (from six to 18 months, depending on the employee’s level, and inclusive of statutory notice periods), (b) health benefits (or payments in lieu thereof) for the period for which severance is paid, (c) a prorated annual bonus for the fiscal year in which the termination occurs, based on target performance, and (d) reasonable outplacement services. Executive officers and other Continuing Employees with employment agreements receive severance benefits under the employment agreements, to the extent that they are greater than the benefits under the change in control severance plan. These severance benefits are subject to the Continuing Employee’s execution of a release of claims.
Each Continuing Employee will be given service credit, with respect to his or her length of service with Albireo prior to the date on which the Closing occurs (the “Closing Date”), for purposes of eligibility to participate, levels of benefits and eligibility for vesting, under Ipsen’s and/or the Surviving Corporation’s employee benefit plans (excluding any retiree medical health or defined benefit pension plans or programs) to the extent that the Continuing Employee is eligible to participate in such plans and arrangements and coverage under such plans and arrangements replaces coverage under comparable Albireo benefit plans in which the Continuing Employee participates immediately prior to the Closing Date.
In addition, to the extent that service is relevant for eligibility, vesting or allowances under any health or welfare benefit plan of Ipsen and/or the Surviving Corporation, Ipsen has agreed to (a) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such requirements would not apply under a similar benefit plan in which the Continuing Employees participated prior to the Effective Time and (b) use commercially reasonably efforts to ensure that such benefit plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances, credit Continuing Employees for service and amounts paid prior to the Effective Time with Albireo to the same extent that such service and amounts paid were recognized prior to the Effective Time under the corresponding Albireo benefit plan.
The Merger Agreement does not confer upon any person (other than Albireo, Ipsen and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.
Potential for Future Arrangements
To our knowledge, except for certain agreements, arrangements or understandings described in this Schedule 14D-9, or in the documents incorporated by reference herein between Albireo and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Albireo, on the one hand, and Ipsen, Purchaser, any of their respective affiliates or Albireo, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Albireo entering into any such agreement, arrangement or understanding.
Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation, Ipsen or its affiliates. Such arrangements may include the right to purchase or participate in the equity of Ipsen or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.
Indemnification of Directors and Officers; Insurance
We have entered into indemnification agreements (collectively, the “Indemnification Agreements”) with each of our directors and executive officers. Pursuant to the Indemnification Agreements, we have agreed to indemnify and hold harmless our directors and officers to the fullest extent permitted by the DGCL. The Indemnification Agreements generally cover expenses that a director or officer incurs or amounts that a director or officer becomes obligated to pay in connection with any proceeding in any way connected with, resulting from or relating to his or her service as a current or former director, officer, employee or agent of Albireo or any direct or indirect subsidiary of Albireo. The Indemnification Agreements also provide for the advancement of expenses to the directors and officers subject to specified conditions. There are certain exceptions to our obligation to indemnify the directors and officers, including with respect to “short-swing” profit claims under Section 16(b) of the Exchange Act; with respect to conduct by him or her that is established to be knowingly fraudulent or deliberately dishonest or constituted willful misconduct; and, with certain exceptions, with respect to proceedings that he or she initiates.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnification Agreement, which has been filed as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference.
The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by Albireo existing in favor of those persons who are directors or officers of Albireo as of the date of the Merger Agreement or have been directors or officers of Albireo in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of Albireo (as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between Albireo and said Indemnified Persons as in effect as of the date of the Merger Agreement in the forms made available by Albireo to Ipsen prior to the date of the Merger Agreement, will survive the Merger and such rights cannot be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Person, and must be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware law or other applicable legal requirements for a period of six years from the Effective Time, and any claim made pursuant to such rights within such six-year period will continue to be subject to the indemnification provisions of the Merger Agreement and the rights provided thereunder until disposition of such claim.
The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Ipsen and the Surviving Corporation will, to the fullest extent that Albireo would have been required to indemnify such person under Delaware law or other applicable legal requirements, Albireo’s certificate of incorporation or bylaws (as in effect on the date of the Merger Agreement) or the Indemnification Agreements, indemnify and hold harmless each Indemnified Person in his or her capacity as a director or officer against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of Albireo in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Albireo at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.
The Merger Agreement also provides that, prior to the Effective Time, Albireo must purchase a six-year “tail” policy for the existing policy of directors’ and officers’ liability insurance maintained by Albireo as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Albireo (as applicable) (provided, that in no event will Albireo be required to expend an amount in excess of 300% of the annual premium currently payable by Albireo with respect to such current policy).
Section 16 Matters
The Merger Agreement provides that we, and our Board, to the extent necessary, will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and equity awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10 Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of our Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) promulgated under the Exchange Act, each agreement, arrangement or understanding between Albireo or any of its affiliates and any of the officers, directors or employees of Albireo that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) promulgated under the Exchange Act.

(2)
Arrangements with Purchaser, Ipsen, Guarantor, Ipsen SA and their Affiliates.

Merger Agreement
On January 8, 2023, Albireo, Ipsen, Purchaser and Guarantor entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (Summary of the Merger Agreement and Certain Other Agreements) and the description of the conditions to the Offer contained in Section 13 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Albireo stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on January 23, 2023 are incorporated herein by reference, and are not intended to provide any other factual information about Albireo, Ipsen, Purchaser, Guarantor or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Albireo to Purchaser in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Albireo at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Albireo in Albireo’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Albireo’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Albireo, Ipsen, Purchaser, Guarantor, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Albireo’s other public filings.
CVR Agreement
The summary of the material provisions of the CVR Agreement contained in Section 11 (Summary of the Merger Agreement and Certain Other Agreements) and the description of the conditions to the Offer contained in Section 13 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Form of Contingent Value Rights Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.
As promptly as practicable after the date of the Merger Agreement and, in any event, at or prior to the Effective Time, Ipsen will authorize and duly adopt, execute and deliver, and will ensure that a duly qualified rights agent (“Rights Agent”) executes and delivers, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent (provided, that such revisions are not, individually or in the aggregate, detrimental or adverse to any holder of a CVR).
Each CVR represents the non-tradeable contractual right to receive a contingent one-time payment in cash of up to $10.00 per Share, payable to the Rights Agent for the benefit of the holder of such CVR, in each case without interest and less any required withholding taxes (the “Milestone Payment”), payable as specified upon the achievement of the following milestone (the “Milestone”) prior to December 31, 2027 (such period, the “Milestone Period”): the final approval by the U.S. Food and Drug Administration (“FDA”) of the new drug application or supplemental new drug application filed with the FDA pursuant to 21 U.S.C § 355(b) that is necessary for the commercial marketing and sale of odevixibat in the United

States for the treatment of biliary atresia in patients, for which approval the FDA did not require any studies or clinical trials in addition to A Double-Blind, Randomized, Placebo-Controlled Study to Evaluate the Efficacy and Safety of Odevixibat (A4250) in Children With Biliary Atresia Who Have Undergone a Kasai Hepatoportoenterostomy (NCT04336722, Study A4250-011 (BOLD)) and its open label extension study, An Open-label Extension Study to Evaluate Long-term Efficacy and Safety of Odevixibat in Children With Biliary Atresia (NCT05426733, Study A4250-016 (BOLD-EXT)) (the “BOLD Study”).
The CVR Agreement requires Ipsen to use those commercially reasonable efforts that are at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Ipsen and its affiliates would devote to the development and seeking of regulatory approval for a pharmaceutical product having similar market potential as odevixibat, also known as A4250 and marketed under the brand name Bylvay, at a similar stage of its development or product life, taking into account its safety, tolerability and efficacy, its proprietary position and profitability (including pricing and reimbursement status, but excluding the obligation to pay the Milestone Payment Amounts under the CVR Agreement), projected costs to develop such product, the competitiveness of alternative third party products, the patent and other proprietary position, including regulatory exclusivities, of such product, and the regulatory environment and other relevant technical, commercial, legal, scientific and/or medical factors to achieve the Milestone prior to the end of the Milestone Period; provided, that it is understood that the number of subjects in the BOLD Study will be increased and such increase, and any actions and changes reasonably required in connection with such increase, shall not be deemed to be a violation of the CVR Agreement.
The right to the payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Ipsen, Purchaser, Albireo, Guarantor or any of their respective subsidiaries or affiliates. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against Ipsen than those accorded to general, unsecured creditors under applicable law.
The CVR Agreement provides that the holders of CVRs are intended third party beneficiaries of the CVR Agreement.
The CVRs will not be transferable except (a) upon death of a holder by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case to the extent as allowable by The Depository Trust Company; or (f) to Ipsen or any of its affiliates in connection with the abandonment of such CVR by the applicable holder.
Under the CVR Agreement, Guarantor irrevocably and unconditionally guarantees to the Rights Agent the full and timely performance and satisfaction of Ipsen’s obligations as set forth in the CVR Agreement, in each case as and when due. If, for any reason whatsoever, Ipsen fails or is unable to make full and timely payment as set forth in the CVR Agreement or perform any of its obligations under the CVR Agreement, such payment or obligations will be due and payable for the purposes thereof, and Guarantor will forthwith pay and cause to be paid in lawful currency of the United States, or perform or cause to be performed, Ipsen’s obligations thereunder.
Ipsen must keep records in sufficient detail to determine compliance with the terms of the CVR Agreement.
The Milestone may only be achieved once. If the Milestone is not achieved prior to December 31, 2027, holders of Shares will receive only the Closing Amount for any Shares tendered in the Offer and no payment with respect to the CVRs. It is not possible to predict whether any payment will become payable with respect to the CVRs. Whether the Milestone required for payment of the Milestone Payment is met will depend on many factors, some of which are outside the control of Albireo, Ipsen and their respective affiliates. There can be no assurance that the Milestone will be achieved or that any payment with respect to the CVRs will be made.
Confidentiality Agreement
Albireo entered into a non-disclosure agreement with Ipsen Bioscience, Inc. on January 17, 2022 in connection with evaluating a potential business or collaborative transaction relating to Albireo’s A3907 compound. Albireo also entered into a non-disclosure agreement with Guarantor on June 10, 2022 in connection with evaluating a potential transaction relating to Albireo’s business, including but not limited to Bylvay (together, the “Confidentiality Agreements”). This summary of the Confidentiality Agreements is only a summary and is qualified in its entirety by reference to the Confidentiality Agreements, which are filed as Exhibit (e)(4)(A) and (e)(4)(B) hereto and are incorporated herein by reference.
Item 4.
The Solicitation or Recommendation.

On January 8, 2023, our Board unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Albireo and its stockholders, (b) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (c) approved the execution, delivery and performance by Albireo of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (d) resolved to recommend that the stockholders of Albireo tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for the reasons described below under “Reasons for Recommendation”, our Board, on behalf of Albireo, unanimously recommends that Albireo’s stockholders accept the Offer and tender their Shares pursuant to the Offer.
(i)
Background of Offer and Merger

Background of the Merger
The Board frequently reviews, with Albireo’s management and the assistance of outside advisors, Albireo’s long-term strategies and strategic opportunities to increase stockholder value, including partnership and collaboration opportunities and financial alternatives in light of developments in Albireo’s biopharmaceutical business, the sectors in which it competes, the economy generally and financial markets. As part of this process, Albireo’s management has engaged in business development and/or strategic discussions with various participants in the biopharmaceutical industry.
On January 17, 2022, Albireo entered into a mutual non-disclosure agreement with Ipsen Bioscience, Inc., an affiliate of Ipsen, in connection with a potential transaction relating to Albireo’s A3907 compound (the “January NDA”). The January NDA did not contain a standstill provision. Ipsen then began a due diligence process in respect of such a transaction, and the parties explored such a transaction until August 2022, but no transaction ultimately resulted.
In early February 2022, the Chief Executive Officer of Company A made a phone call to Ron Cooper, Chief Executive Officer of Albireo, to express interest in a potential strategic transaction.
On February 14, 2022, the Chief Executive Officer of Company A wrote a letter to Mr. Cooper, setting forth a non-binding proposal from Company A for the acquisition of all of the Shares for $45.00 per Share in cash at closing (the “February 14 Proposal”). The consideration of $45.00 per Share offered in the February 14 Proposal represented a 39.7% premium to the closing price of the Shares of $32.22 on February 11, 2022.
On February 14, 2022, Albireo retained Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) as legal counsel with respect to a potential strategic transaction. On the same date, Albireo retained Centerview Partners LLC (“Centerview”), which engagement was documented on March 3, 2022, as its exclusive financial advisor with respect to a potential strategic transaction. Albireo also informed representatives of each of Chestnut Partners, Inc. (“Chestnut”) who had worked with Albireo as its financial advisor for many years, and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., who had worked with Albireo as its legal counsel for many years, of the discussions with Company A in respect of a potential strategic transaction.
On February 17, 2022, the Board convened a meeting with members of Albireo’s management and representatives of Centerview and Paul Weiss in attendance. The Board reviewed the February 14 Proposal from Company A. Representatives of Paul Weiss then reviewed with the Board its fiduciary duties in considering a potential strategic transaction. The Board directed Mr. Cooper to contact a representative of Company A to inform them that, at the valuation presented in the February 14 Proposal, Albireo would not be interested in continuing discussions or providing access to non-public information.
Between February 23, 2022 and April 20, 2022, Company A made a series of non-binding offers to acquire Albireo. During this period, the Board met, along with members of Albireo’s management and representatives of Centerview and Paul Weiss, on a number of occasions to review the offers, various preliminary financial analyses in connection with these offers, and related matters. The Board continually determined to communicate to Company A that each of the offers made by Company A during this period undervalued Albireo.
On February 28, 2022, Albireo entered into a non-disclosure agreement with Company A that included a standstill provision for the benefit of Albireo for a period of one year with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon Albireo entering into a binding agreement related to a change of control of Albireo.
On April 20, 2022, Company A made its final and highest offer for the acquisition of all of the Shares for $57.00 per Share in cash at closing, plus one contingent value right per Share representing the right to receive a one-time cash payment of $8.00 contingent upon receipt of FDA approval of Bylvay for the treatment of biliary atresia no later than December 2026 (the “April 20 Proposal”). The total consideration of up to $65.00 per Share offered in the April 20 Proposal represented an 82.7% premium to the closing price of the Shares of $35.57 on April 19, 2022.
On April 26, 2022, the Board convened a meeting with members of Albireo’s management and representatives of Centerview and Paul Weiss in attendance. Representatives of Centerview reviewed preliminary financial analyses in connection with the April 20 Proposal. The Board reviewed the April 20 Proposal from Company A. The Board authorized Centerview and Paul Weiss to continue facilitating Company A’s due diligence of Albireo and the negotiation of definitive transaction documents with Company A.
On May 10, 2022, a member of the management of Company A informed Albireo that Company A’s board had determined not to approve the April 20 Proposal and therefore Company A would no longer be pursuing a potential strategic transaction with Albireo.
From June 2022 to August 2022, there was intermittent contact between representatives of Company A and Centerview.
On June 10, 2022, Albireo entered into a mutual non-disclosure agreement with Guarantor, an affiliate of Ipsen, in connection with a potential transaction pertaining to Albireo’s ongoing and prospective R&D and commercial programs and platform technologies (such as, but not limited to, Bylvay) (the “June NDA”), reflecting the expanded scope of the discussions between Albireo and Ipsen since the execution of the January NDA. The June NDA did not contain a standstill provision. Until August 2022, the parties discussed a potential licensing partnership in certain international markets, but no transaction ultimately resulted.
On June 29, 2022, a representative of Company B contacted Albireo to convey its interest in exploring commercial transactions with Albireo and suggested that the Chief Executive Officers of Company B and Albireo should meet.
On July 18, 2022, Albireo entered into a non-disclosure agreement with Company C in connection with a potential business or collaborative transaction. That non-disclosure agreement did not contain a standstill provision. The parties discussed a potential partnership in respect of certain Chinese operations of Albireo, but no transaction ultimately resulted.

On August 4, 2022, Constantine Chinoporos, Chief Business Officer of Albireo, met with the Chief Business Officer of Company B. During that meeting, the Chief Business Officer of Company B stated that Company B was interested in a strategic transaction with Albireo.
On August 16, 2022, Mr. Cooper met with the Chief Executive Officer of Company B to discuss a potential strategic transaction.
On August 24, 2022, Mr. Chinoporos met with a representative of Company B to discuss a potential strategic transaction. On the same day, the Chief Executive Officer of Company B, wrote a letter to Mr. Cooper setting forth a non-binding proposal from Company B for the acquisition of all of the Shares for $28.00 per Share in cash at closing, plus one contingent value right per Share representing the right to receive a one-time cash payment of $3.00 contingent upon receipt of FDA approval of Bylvay for the treatment of biliary atresia prior to the end of 2025 (the “August 24 Proposal”). The total consideration of up to $31.00 per Share offered in the August 24 Proposal represented a 64.5% premium to the closing price of the Shares of $18.85 on August 23, 2022. The August 24 Proposal requested a four-week period to conduct due diligence and negotiate definitive transaction documents.
Also on August 24, 2022, Mr. Chinoporos met with a representative of Company C, during which meeting the representative of Company C communicated that Company C’s interest in Albireo was broader than the potential partnership in respect of certain Chinese operations of Albireo. Following this meeting, Albireo granted Company C expanded access to a virtual data room.
On August 31, 2022, the Board convened a meeting, with members of Albireo’s management and representatives of Centerview and Paul Weiss in attendance. The Board reviewed the August 24 Proposal from Company B and the contact made by Company C on August 24, 2022. The Board observed that current market conditions, the performance of Bylvay following its launch and Albireo’s recent stock price performance had changed since the time period earlier in the year during which the Board had reviewed offers from Company A. The Board also requested that (i) Albireo’s management prepare an updated financial model and financial projections reflecting current market conditions and the performance of Bylvay following its launch and (ii) Centerview prepare revised preliminary financial analysis reflecting the same. The Board determined to communicate to Company B the Board’s view that the August 24 Proposal undervalued Albireo and to authorize Albireo’s management to pursue discussions with Company C.
On September 7, 2022, Mr. Chinoporos reached out to a representative of Company B to convey that the offer set forth in the August 24 Proposal was insufficient and that Albireo was not willing to proceed with a transaction on the terms described in the August 24 Proposal.
On September 7, 2022, Albireo entered into a non-disclosure agreement with Company D in connection with a potential licensing partnership in certain international markets. That non-disclosure agreement did not contain a standstill provision. After initial discussions, Albireo and Company D did not engage in further discussions regarding such potential transaction.
On September 23, 2022, Philippe Lopes-Fernandes, Executive Vice President, Chief Business Officer of Ipsen, reached out to Mr. Chinoporos to convey Ipsen’s broader strategic interest in Albireo.
On October 5, 2022, Mr. Cooper received a letter from the Chief Executive Officer of Company B setting forth a revised non-binding proposal from Company B for the acquisition of all of the Shares for $31.00 per Share in cash at closing, plus one contingent value right per Share representing the right to receive $4.00 per Share contingent upon receipt of FDA approval of Bylvay for the treatment of biliary atresia prior to the end of 2025 (the “October 5 Proposal”). The total consideration of up to $35.00 per Share offered in the October 5 Proposal represented a 79.4% premium to the closing price of the Shares of $19.51 on October 4, 2022. Mr. Cooper informed the chairman of the Board of the October 5 Proposal, and the members of the Board were supportive of Albireo’s management communicating to Company B that the October 5 Proposal was insufficient.
On October 14, 2022, Mr. Chinoporos reached out to a representative of Company B to convey that the offer set forth in the October 5 Proposal was insufficient and that Albireo was not willing to proceed with a transaction on the terms described in the October 5 Proposal. The representative of Company B informed Mr. Chinoporos that Albireo should not expect another offer from Company B but they would be open to meeting again at the J.P. Morgan Healthcare Conference in January 2023.
In October 2022, a representative of Centerview contacted a representative of Company A to assess its interest in resuming discussions regarding a potential strategic transaction with Albireo given recent interest from other parties, and the representative of Company A confirmed that Company A was no longer interested in pursuing a potential strategic transaction with Albireo.
On October 27, 2022, a Senior Vice President of Company C wrote a letter to Mr. Chinoporos setting forth a non-binding proposal from Company C for the acquisition of all of the Shares for $35.00 per Share in cash at closing (the “October 27 Proposal”). The consideration in the October 27 Proposal of $35.00 per Share represented a 74.0% premium to the closing price of the Shares of $20.12 on October 26, 2022. The October 27 Proposal requested an eight-week period to conduct due diligence and negotiate definitive transaction documents.
On November 2, 2022, the Board convened a meeting with members of Albireo’s management and representatives of Centerview and Paul Weiss in attendance. The Board reviewed the October 5 Proposal from Company B and the October 27 Proposal from Company C and were updated regarding Centerview’s contact with Company A in October 2022. Representatives of Centerview also discussed recent conversations with Ipsen and Company D, another potential strategic acquirer in the pharmaceutical industry, in which both parties had conveyed strategic interest in Albireo as part of ongoing partnership discussions. The Board then discussed with representatives of Centerview and members of management the landscape of other potentially interested pharmaceutical companies, taking into consideration the risk that contacting additional parties could result in leaks that would be disruptive to Albireo’s business. The Board determined that there was a limited number of potential counterparties that might be interested in and capable of acquiring Albireo at a significant premium. The Board instructed Centerview to inform each of Company B and Company C that Albireo was willing to allow limited and targeted diligence for three to four weeks, with revised proposals due thereafter. The Board also instructed Centerview to contact each of Ipsen and Company D to gauge their respective interest in a potential strategic transaction. Representatives of Paul Weiss then reviewed with the Board its fiduciary duties in considering a potential strategic transaction.
On November 3, 2022, Mr. Lopes-Fernandes reached out to Mr. Chinoporos to suggest a meeting in mid-November 2022 with Ipsen’s key leadership team to discuss Ipsen’s interest in a potential strategic transaction with Albireo. On that call, Mr. Chinoporos indicated that he would connect Mr. Lopes-Fernandes with a representative of Centerview. Later the same day, Mr. Lopes-Fernandes connected a representative of Centerview with Goldman Sachs & Co., Ipsen’s financial advisor. On the same day, a representative of Centerview contacted a representative of Company D to discuss its interest in a potential strategic transaction with Albireo, during which the representative of Company D declined to proceed with discussions with Albireo.
On the same day, draft non-disclosure agreements were sent by Centerview to representatives of each of Company B, Company C and Ipsen.
On November 16, 2022, Albireo entered into a non-disclosure agreement with Company B, which included a standstill provision for the benefit of Albireo for a period of one year with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon Albireo entering into a binding agreement related to a change of control of Albireo.
On the same day, Mr. Lopes-Fernandes wrote a letter to Mr. Cooper, setting forth a non-binding proposal from Ipsen for the acquisition of all of the Shares for $32.00 per Share in cash at closing, plus one contingent value right per Share representing the right to receive a one-time cash payment of $5.00 per Share contingent upon and payable at the first commercial sale of Bylvay for the treatment of biliary atresia (provided that such first commercial sale of Bylvay occurred prior to FDA approval of Livmarli for the treatment of biliary atresia) (the “November 16 Proposal”). The total consideration of up to $37.00 per Share offered in the November 16 Proposal represented a 66.5% premium to the closing price of the Shares of $22.22 on November 16, 2022.
Between November 16, 2022 and January 6, 2023, Albireo and its advisors held a number of diligence calls with representatives of Company B, Company C and Ipsen and their respective advisors.

On November 18, 2022, Centerview sent a bid process letter to each of Company B, Company C and Ipsen that invited each recipient to submit a written non-binding proposal for the acquisition of Albireo no later than December 6, 2022.
Also on November 18, 2022, representatives of Ipsen were granted initial access to a virtual data room.
On November 21, 2022, representatives of Company B were granted initial access to a virtual data room.
On December 1, 2022, Albireo entered into a non-disclosure agreement with Company C, which included a standstill provision for the benefit of Albireo for a period of one year with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon Albireo entering into a binding agreement related to a change of control of Albireo.
On December 5, 2022, the Board convened a meeting, with members of Albireo’s management and representatives of Centerview, Chestnut, and Paul Weiss in attendance. Members of Albireo’s management presented the Board with an update on the discussions with Company B, Company C and Ipsen, including the November 16 Proposal. Members of Albireo’s management reviewed preliminary financial projections for Albireo’s future performance prepared by members of management. The preliminary financial projections included four different scenarios based on different assumptions about future Albireo-specific developments, including as to market share, competition and pricing, as well as macroeconomic factors. Management discussed that, in management’s view, the most likely scenario was a “Case B” scenario (as further described in “Item 4. The Solicitation or Recommendation — Background of the Merger — Certain Financial Projections”). In connection with its review and discussion of such projections, and the various assumptions underlying the different scenarios, the Board discussed the impact of the performance of Bylvay following its launch and the changes in market circumstances since financial analyses were discussed by the Board in April 2022 in connection with the discussions with Company A regarding a potential strategic transaction.
On December 6, 2022, final proposals were submitted to Centerview from each of Company B and Company C as required by the process letter, in each case for all of the Shares:
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Company B’s proposal offered (1) $33.00 per Share in cash at closing, (2) one contingent value right per Share representing the right to receive a one-time cash payment of $2.00 contingent upon achieving worldwide net revenue for Bylvay of at least $150 million during the calendar year 2024 (or, if such net revenue were less than $150 million but above $120 million, an amount less than $2.00 per Share based on actual net revenue for Bylvay in the calendar year 2024) and (3) one contingent value right per Share representing the right to receive a one-time cash payment of $5.00 contingent upon receipt of FDA approval of Bylvay for the treatment of biliary atresia prior to the end of 2025 (the “Company B December 6 Proposal”).

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The total consideration of up to $40.00 per Share offered in the Company B December 6 Proposal represented a 76.3% premium to the closing price of the Shares of $22.69 on December 5, 2022. The proposal indicated that definitive transaction documents could be finalized by early January 2023 and that timeline could be further accelerated with timely responses to Company B’s additional due diligence requests.

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Company C’s proposal offered (1) $37.00 per Share in cash at closing, (2) one contingent value right per Share representing the right to receive a one-time cash payment of $2.00 contingent upon achievement of total net revenue for Bylvay of at least $150 million during any calendar year prior to December 31, 2027 and (3) one contingent value right per Share representing the right to receive a one-time cash payment of $3.00 contingent upon receipt of FDA approval of Bylvay for the treatment of biliary atresia on or prior to December 31, 2027 (the “Company C December 6 Proposal”).

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The total consideration of up to $42.00 per Share offered in the Company C December 6 Proposal represented a 76.6% premium to the closing price of the Shares of $23.78 on December 2, 2022. The Company C December 6 Proposal indicated that diligence could be completed by the end of January 2023.

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Ipsen did not submit a revised proposal on December 6, 2022, but indicated to Centerview that Ipsen remained interested in a potential strategic transaction and would be in a position to submit a revised proposal after the completion of further due diligence review and following Ipsen’s board meeting in mid-December.
On December 10, 2022, the Board convened a meeting with members of Albireo’s management and representatives of Centerview, Chestnut, and Paul Weiss in attendance. The Board reviewed the offers made on December 6, 2022 from each of Company B and Company C and on November 16, 2022 from Ipsen. Representatives of Centerview then presented preliminary financial analyses prepared by Centerview of each of the offers. The Board instructed Centerview to inform Company B, Company C and Ipsen that Albireo would be willing to engage in negotiations only if a potential strategic acquirer submitted a revised offer at a price of at least $40.00 per Share in cash at closing plus meaningful additional consideration in the form of a contingent value right.
On December 19, 2022, Mr. Lopes-Fernandes wrote a letter to Mr. Cooper on behalf of Ipsen setting forth a revised proposal for the acquisition of all of the Shares for $38.00 per Share in cash at closing, plus one contingent value right per Share representing the right to receive a one-time cash payment of $10.00 per Share contingent upon the first commercial sale of Bylvay in the United States for the treatment of biliary atresia (provided, that FDA approval of Bylvay for the treatment of biliary atresia is granted by December 31, 2027 based on the results of the BOLD Study and the first commercial sale of Bylvay occurs prior to FDA approval of Livmarli for the treatment of biliary atresia) (the “December 19 Proposal”). The total consideration of up to $48.00 per Share offered in the December 19 Proposal represented a 136.6% premium to the closing price of the Shares of $20.29 on December 16, 2022.
On December 21, 2022, the Board convened a meeting with members of Albireo’s management and representatives of Centerview, Chestnut and Paul Weiss in attendance. The Board reviewed the December 19 Proposal from Ipsen. The Board discussed the go-forward process with respect to the offers from each of Company B, Company C and Ipsen. The Board instructed Centerview and Paul Weiss to provide the “auction draft” of the Merger Agreement prepared by Paul Weiss to all three parties on December 26, 2022, along with the message that “initial” bids and revised drafts of the Merger Agreement would be due on January 2, 2022, that “final” bids would be due January 6, 2023, and that Albireo wished to enter into definitive transaction documents by January 9, 2023.
On December 22, 2022, Centerview sent a second process letter that invited bidders, including Ipsen, to submit a markup of the “auction draft” of the Merger Agreement by January 2, 2023 and their final bid proposal, containing financial price, by January 6, 2023, also accompanied by the final draft of the Merger Agreement in the form that such bidder would be ready to execute.
On December 26, 2022, Centerview provided an “auction draft” of the Merger Agreement to each of Company B, Company C and Ipsen.
On December 29, 2022, Paul Weiss sent the “auction draft” CVR Agreement to Orrick, Herrington & Sutcliffe LLP (“Orrick”), legal counsel for Ipsen, and the legal counsel for each of Company B and Company C.
On January 2, 2023, Orrick sent revised drafts of the Merger Agreement and CVR Agreement on behalf of Ipsen to Paul Weiss.
On January 5, 2023, Paul Weiss sent revised drafts of the Merger Agreement and CVR Agreement on behalf of Albireo to Orrick.
On January 6, 2023, Centerview received revised proposals from each of Ipsen, Company B and Company C, in each case for the acquisition of all of the Shares:
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Ipsen’s proposal offered $42.00 per Share in cash at closing, plus one contingent value right per Share representing the right to receive a one-time cash payment of $10.00 contingent upon receipt of FDA approval of Bylvay for the treatment of biliary atresia by December 31, 2027 (the “Ipsen January 6 Proposal”). The total consideration of up to $52.00 per Share offered in the Ipsen January 6 Proposal represented a 126.1% premium to the closing price of the Shares of $23.00 on January 5, 2023. The Ipsen January 6 Proposal included revised drafts of the Merger Agreement and CVR Agreement, and Ipsen indicated that they were prepared to enter into definitive agreements within the next two days if terms could be finalized.

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Company B’s proposal offered $30.00 per Share in cash at closing, plus $8.00 per Share in Company B stock, structured as a fixed exchange ratio (the “Company B January 6 Proposal”). The total consideration of up to $38.00 per Share offered in the Company B January 6 Proposal represented a 65.2% premium to the closing price of the Shares of $23.00 on January 5, 2023.

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Company C’s proposal offered $42.00 per Share in cash, plus one contingent value right per Share representing the right to receive a one-time cash payment of $8.00 contingent upon receipt of FDA approval of Bylvay for the treatment of biliary atresia on or prior to December 31, 2025 (the “Company C January 6 Proposal”). The total consideration of up to $50.00 per Share offered in the Company C January 6 Proposal represented a 117.4% premium to the closing price of the Shares of $23.00 on January 5, 2023. Company C did not provide a revised draft of either the Merger Agreement or the CVR Agreement but indicated that they would be able to enter into a definitive agreement by January 31, 2023. Company C stated that its bid was subject to the approval of both an executive management committee and its board of directors, which would not be obtained until the end of January 2023, if at all.

Later on January 6, 2023, the Board convened a meeting with members of Albireo’s management and representatives of Centerview, Chestnut and Paul Weiss in attendance to discuss the status of the negotiations and Centerview’s preliminary financial analysis of each of the proposals received earlier that day. The Board discussed Albireo’s potential future performance, and Mr. Cooper confirmed that the “Case B” projections presented to the Board on December 5, 2022 were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Albireo’s senior management as to the expected future performance of Albireo on a stand-alone basis. After further discussion, the Board unanimously approved the “Case B” projections for use and reliance by Centerview for purposes of its financial analysis and fairness opinion. A representative of Centerview then provided an overview of the preliminary financial analysis prepared by Centerview of each of the proposals received that day. Representatives of Paul Weiss provided an overview of the terms of the draft Merger Agreement and CVR Agreement received from Orrick on behalf of Ipsen earlier that day. The Board discussed the relative merits of each of the proposals and determined that, due to the higher price offered by Ipsen, the relative certainty of being able to enter into a transaction with Ipsen and the shorter time period to enter into a definitive agreement, that representatives of Paul Weiss and Centerview should advance negotiations with Ipsen.
From January 6, 2023 to January 8, 2023, Albireo, Ipsen and their respective legal counsel negotiated the terms of the Merger Agreement and the CVR Agreement, including the size of the termination fee that would be payable by Albireo under specified circumstances, the parties’ obligations to obtain required regulatory approvals, the representations and warranties, the interim operating restrictions and the terms of the milestone payment under the CVR Agreement.
On January 8, 2023, the Board convened a meeting with members of Albireo’s management with representatives from Centerview, Chestnut and Paul Weiss in attendance. Representatives of Paul Weiss reviewed the Board’s fiduciary duties under Delaware law in connection with a potential strategic transaction. Representatives from Centerview reviewed with the Board Centerview’s financial analysis of the $42.00 per Share in cash plus one contingent value right per Share representing the right to receive a one-time cash payment of $10.00 per Share upon the achievement of the milestone set forth in the CVR Agreement (the “Consideration”) to be paid in the Offer and the Merger as set forth in the Ipsen January 6 Proposal, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 8, 2023 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations, upon the review undertaken in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (for a detailed discussion of Centerview’s opinion, see “— Opinion of Centerview Partners LLC”). A representative of Centerview then reviewed with the Board the information that had previously been provided by Centerview with respect to any material relationships with either Albireo, Ipsen or Federated Hermes, Inc. or Perceptive Advisors LLC, Albireo’s two largest stockholders (which information provided by Centerview is summarized in “— Opinion of Centerview Partners LLC”). Representatives of Paul Weiss then summarized the resolutions proposed to be adopted by the Board to approve the Transactions. The Board unanimously adopted resolutions (1) declaring that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Albireo and its stockholders, (2) approving the execution, delivery and performance by Albireo of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (3) determining to recommend that the stockholders of Albireo tender their Shares to Purchaser pursuant to the Offer, (4) agreeing that the Merger be effected under Section 251(h) and other relevant provisions of the DGCL and consummated as soon as practicable following the consummation of the Offer and (5) waiving the applicability of Section 203 of the DGCL to the Transactions.
That evening, Albireo, Ipsen, Purchaser and Guarantor executed and delivered the Merger Agreement.
Early in the morning of January 9, 2023, prior to opening of trading on the Euronext and Nasdaq Stock Exchanges, Ipsen and Albireo each issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all of the Shares for the Consideration.
On January 23, 2023, Ipsen commenced the Offer and Albireo filed this Schedule 14D-9.
(ii)   Reasons for Recommendation
The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. The Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Albireo and its stockholders and recommends, on behalf of Albireo, that Albireo’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, for the following reasons:
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Premium to Market Price.   The Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in Albireo’s industry and general market indices, and the fact that the Offer Price of the Closing Amount, plus one contingent value right per Share representing the right to receive a one-time cash payment of $10.00 contingent upon receipt of FDA approval of Bylvay for the treatment of biliary atresia by December 31, 2027, represents a substantial and compelling premium to the historical market prices of the Shares, including that the Closing Amount represents an approximately 84% premium to the closing share price of $22.82 on January 6, 2023, the last trading day before the Board’s approval of the Transactions, and an approximately 100% premium over Albireo’s volume-weighted average share price over the last 30 trading days as of the same date.

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Certainty of Value of the Closing Amount.   The Board considered the fact that the Closing Amount to be paid to Albireo’s stockholders at the consummation of the Transactions is all cash, which will provide certain and immediate value and liquidity to Albireo’s stockholders for their Shares. The Board believed this liquidity and certainty of value to be compelling, especially when viewed against the internal and external risks and uncertainties associated with certain macroeconomic conditions and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares.

•
CVR Consideration; Opportunity to Realize Additional Value.   The Board considered the fact that, in addition to the Closing Amount, Albireo’s stockholders will receive one CVR for each Share held, which provides Albireo’s stockholders an opportunity to realize additional value of an additional $10.00 per Share in cash, to the extent that the Milestone set forth in the CVR Agreement is achieved within the time period described therein. The Board also took into consideration its belief that the Milestone is reasonably achievable, taking into account the obligations of Ipsen to use “Commercially Reasonable Efforts” to achieve the Milestone, as set forth in the CVR Agreement, and the extensive experience and resources of Ipsen and its affiliates.

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Best Strategic Alternative for Maximizing Stockholder Value.   After a thorough review of strategic alternatives and discussions with management and Albireo’s financial and legal advisors, the Board determined that the Offer Price is more favorable to Albireo’s stockholders than the potential value that might result from other strategic options available, including, but not limited to, remaining a standalone public company. In particular:

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the Board’s belief that (i) as a result of an active negotiating process, Albireo had obtained Ipsen’s best offer, (ii) there was substantial risk of losing Ipsen’s final offer of the Offer Price if Albireo continued to pursue a higher price and (iii) based on the conversations and negotiations with Ipsen, as of the date of the Merger Agreement, the Offer Price represented the highest price reasonably obtainable by Albireo under the circumstances;

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the Board’s belief that there was unlikely to be another acquirer of Albireo willing to pay a higher price than Ipsen’s final offer of the Offer Price, based on the fact that:

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the Board had engaged in extensive discussions regarding strategic options and potential acquirors with Albireo’s management and representatives of Albireo’s financial advisors; and

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the process conducted by the Board, with the assistance of Albireo’s financial advisors, involved contacting, or responding to, four potential acquirors, entering into non-disclosure agreements with and providing management presentations and granting due diligence access to three potential acquirors, receiving non-binding offers from three potential acquirors and receiving three final proposals, one of which was from Ipsen and offered the highest price;

•
the Board also carefully evaluated, with the assistance of its legal advisors and members of management, the risks and potential benefits associated with other strategic or financial alternatives and the potential for shareholder value creation associated with those alternatives. As part of these evaluations, the Board considered:

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an assessment of Albireo’s business, assets (including product candidates), prospects, competitive position, regulatory landscape, historical and projected financial performance, short- and long-term capital needs and the nature of the industries in which Albireo competes; and

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the risks associated with Albireo’s business and remaining a standalone public company, including: (i) the risks and costs associated with the successful development and commercialization of Bylvay; (ii) the risks and costs related to the development and commercialization of Albireo’s broader portfolio of products and product candidates; and (iii) other factors affecting the revenues and profitability of biotechnology products generally.

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Likelihood and Speed of Consummation.   The Board considered the likelihood of consummation of the Transactions, including the Offer and the Merger, to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

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the financial strength of Ipsen and Guarantor and their respective ability to fund the Offer Price with cash on hand;

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the absence of any financing condition in the Merger Agreement;

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the business reputation and capabilities of Ipsen, including Ipsen’s track record of successfully completing merger and acquisition transactions;

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the likelihood of obtaining the requisite regulatory approvals;

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the limited nature of the conditions to Ipsen’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” that includes COVID-19 related carve outs and the exclusion of regulatory, preclinical, clinical and manufacturing matters relating to the products of Albireo, Ipsen and Albireo’s competitors, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 11 (“The Merger Agreement and Certain Other Agreements”) of the Offer to Purchase;

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the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined below under “Item 8. Additional Information — Stockholder Approval Not Required”), which condition cannot be changed, modified or waived without the prior written consent of Albireo; and

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the remedy of specific performance available to Albireo under the Merger Agreement in the event of breaches by Ipsen or Purchaser;

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the fact that the Offer and the Merger are not conditioned on the approval of Ipsen’s shareholders; and

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the structure of the Transactions as a tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before Albireo’s stockholders receive the Offer Price, followed by a prompt Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

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Fairness Opinion and Analyses from Centerview.   The Board considered the opinion of Centerview rendered to the Board on January 8, 2023, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of Centerview Partners LLC”. The full text of the written opinion of Centerview, dated January 8, 2023, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

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Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal.   The Board considered the terms of the Merger Agreement permitting Albireo to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including:

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Albireo’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

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the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $36,000,000, which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

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the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Albireo’s stockholders tender their Shares to Ipsen pursuant to the Offer in certain circumstances, including in connection with a superior offer or a material event or development constituting a change in circumstances, subject to payment of the termination fee.

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Availability of Appraisal.   The Board also considered the availability of appraisal rights under the DGCL to holders of shares of common stock who do not tender their Shares in the Offer and comply with all of the required procedures under the DGCL, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:
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the fact that the Offer Price, while providing relative certainty of value, would not allow Albireo’s stockholders to participate in the possible growth and potential future earnings of Albireo following the consummation of the Transactions, including potential positive outcomes in Albireo’s drug candidates, which could result if Albireo remained an independent, publicly traded company;

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the fact that the pendency of the Merger may cause Albireo to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Albireo and the effect of such disruptions on Albireo’s operating results in the event that the Transactions are not consummated in a timely manner;
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the potential risk of diverting management attention and resources from the operation of Albireo’s business and towards completion of the Offer and the consummation of the Merger;

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the interests of Albireo’s executive officers and directors and the fact that Albireo’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Albireo’s stockholders, generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Albireo and its Executive Officers, Directors and Affiliates” above;

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the costs involved in connection with entering into and completing the Transactions and related actions;

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the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer) on the trading price of Albireo’s common stock, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Albireo, (ii) the possibility that the marketplace would consider Albireo to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

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Albireo’s ability to attract and retain key personnel and other employees;

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Albireo’s relationships with its employees, vendors and partners and others that do business or may do business in the future with Albireo, including management and certain other employees who will have expended considerable time and effort to consummate the Transactions; and

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Albireo’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

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the effect of the non-solicitation provisions of the Merger Agreement that restrict Albireo’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Albireo;

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the fact that, upon termination of the Merger Agreement under certain specified circumstances, Albireo will be required to pay a termination fee of $36,000,000, which could discourage certain alternative proposals for an acquisition of Albireo within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

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the fact that the gain realized by Albireo’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

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the effect of the restrictions in the Merger Agreement on the conduct of Albireo’s business prior to the consummation of the Merger, which may delay or prevent Albireo from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Albireo would otherwise take with respect to the operations of Albireo absent the pending Merger; and

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other risks of the type and nature as further described below in the section captioned “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” below.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Albireo and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by Albireo of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Albireo tender their Shares to Purchaser pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that Albireo’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Albireo’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Albireo’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.
(iii)   Certain Financial Projections
Albireo does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of a proposed transaction, at the direction of the Board, management of Albireo prepared certain non-public, unaudited prospective financial information for fiscal years 2023 through 2045, based on its view of the prospects for Albireo, including with respect to Bylvay in the treatment of progressive familial intrahepatic cholestasis (PFIC), Allagille Syndrome (ALGS) and Biliary Atresia, as well as the prospects of Albireo’s pipeline product candidates, A3907 and A2342 (collaboration). Albireo management modeled four scenarios reflecting different assumptions for Albireo’s lead product Bylvay’s range of projected gross pricing caps in the U.S. and Europe per patient per year and relative time to market versus competitors in the Biliary Atresia indication. These four scenarios are referred to individually in this Schedule 14D-9 as “Case B” (the “Projections”), “Case A”, “Case C” and “Case D” (each of Cases A, C and D, the “Other Scenarios” and together with the Projections, the “Forecasts”).
The Forecasts were provided to the Board in considering, analyzing and evaluating the Transactions. In addition, the Forecasts were provided to Centerview, Albireo’s financial advisor. Albireo directed Centerview to use and rely on the Projections, which the Board viewed to be reasonably prepared on bases reflecting the best then-currently available estimates and judgments of Albireo’s senior management as to the expected future performance of Albireo on a standalone basis, in performing its financial analyses relating to the rendering of its fairness opinion to the Board as described in “— Opinion of Centerview Partners LLC” and such use and reliance was approved by the Board. None of the Other Scenarios were approved by Albireo or the Board for use and reliance by Centerview in performing its financial analyses relating to the rendering of its fairness opinion, and the Projections were the only financial projections with respect to Albireo used by Centerview in performing such financial analyses. The Forecasts were not provided to Ipsen.
Albireo is summarizing the Forecasts in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Board for purposes of considering and evaluating Ipsen’s proposal. Albireo makes and has made no representation to Ipsen or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.
These Forecasts were based upon certain financial, operating and commercial assumptions developed solely using the information available to Albireo management at the time the Forecasts were created. The Projections forecast a risk-adjusted outlook, based on certain internal assumptions prepared by Albireo management about the probability of technical success and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, research and development expenses, sales, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Albireo’s long-range operating plan.
Cautionary Note About the Forecasts
The Forecasts, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond Albireo’s control. The Forecasts reflect numerous estimates and assumptions made by Albireo’s management, based on information available at the time the Forecasts were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to Albireo’s products and product candidates, all of which are difficult to predict and many of which are beyond Albireo’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends or accurately estimate the future market for Albireo’s products and product candidates, and it is possible that other therapeutic options will be preferable. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of achieving regulatory approval for Albireo’s products and product candidates and Albireo’s development of such products and product candidates for additional indications, the risks related to Albireo’s investments and efforts to scale up its global supply chains and the impact thereof on gross margins, clinical trials (including the funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs), regulatory applications and related timelines, including the filing and approval timelines, out-licensing arrangements, forecasts of future operating results, potential collaborations, the impact of competitive products and pricing, capital raising activities, and the timing for bringing any product candidate to market, the effect of global economic conditions, the cost and effect of changes in tax and other legislation, the factors described under “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” and other risk factors described in Albireo’s annual report on Form 10-K for the fiscal year ended December 31, 2021, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Forecasts may be affected by Albireo’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Forecasts cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.
Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that Albireo will obtain and maintain any of the regulatory approvals necessary for the continued commercialization of Bylvay or any of its other product candidates, or that Albireo’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Albireo may commercialize. Since the Forecasts cover a long period of time, the Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of Albireo’s products and product candidates.
In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts. The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that Albireo or any of its affiliates, advisors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. Neither Albireo nor any of its affiliates, advisors (including its financial advisor) or representatives assumes any responsibility for the accuracy of this information. Neither Albireo nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. Albireo does not intend to make publicly available any update or other revision to the Forecasts, except as may otherwise be required by law. Neither Albireo nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Albireo compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved, the results of Albireo’s clinical trials, the effectiveness or marketability of Albireo’s products or product candidates or the overall future performance of Albireo. The Forecasts were prepared based on Albireo’s continued operation as a standalone, publicly traded company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Forecasts are subjective in many respects and are thus subject to interpretation.

The Forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Forecasts were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Forecasts are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Forecasts were provided to the Board and to Centerview to evaluate the transactions contemplated by the Merger Agreement. Only the Projections were relied upon by Centerview as the basis for the rendering of its fairness opinion described in “— Opinion of Centerview Partners LLC” (and were the only financial projections with respect to Albireo used by Centerview in rendering its opinion).The Forecasts may differ from publicly available analyst estimates, and the Forecasts do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.
Certain of the Forecasts may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Forecasts may not be comparable to similarly titled measures used by other companies. Albireo has not provided reconciliations of the non-GAAP Forecasts to the comparable GAAP measure due to there being no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of Albireo’s management, the Forecasts were prepared on a reasonable basis based on the information available to Albireo’s management at the time of their preparation.
ALBIREO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.
Set forth below are summaries of the Forecasts, of which, as described above, only the Projections were relied upon by Centerview as the basis for the rendering of its fairness opinion described in “— Opinion of Centerview Partners LLC” (and were the only financial projections with respect to Albireo used by Centerview in rendering its opinion). The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Forecasts.
Projections
The Projections include long-term, probability-adjusted forecasts through fiscal year 2045 for Albireo’s lead asset, Bylvay in the treatment of PFIC, ALGS and Biliary Atresia and Albireo’s A3907 and A2342 (collaboration) product candidates. For purposes of the Case B Forecast, Albireo management assumed that the commercial launch of Bylvay in Biliary Atresia would occur 36 months ahead of the closest competitor in the U.S. and Europe and that Bylvay’s weighted average gross price per patient per year in the U.S. would be capped at $750K for all indications. The Projections are summarized below:
	Fiscal Year Ending December 31,
($ millions)	2023P	2024P	2025P	2026P	2027P	2028P	2029P	2030P	2031P	2032P	2033P	2034P
Total Net Revenue	64	167	201	287	400	522	660	790	909	949	983	721
Total Gross Profit	57	156	193	275	384	500	633	757	871	910	942	690
Total Operating Income	(120)	(16)	24	88	177	263	362	453	538	562	578	423
Unlevered Free Cash Flow(1)	(130)	(38)	(11)	27	88	149	217	290	373	390	407	299

	Fiscal Year Ending December 31,
($ millions)	2035P	2036P	2037P	2038P	2039P	2040P	2041P	2042P	2043P	2044P	2045P
Total Net Revenue	464	385	333	325	278	221	182	158	123	79	33
Gross Profit	443	368	318	310	265	211	174	151	118	76	32
Total Operating Income	272	227	199	195	166	133	110	96	76	49	19
Unlevered Free Cash Flow(1)	195	162	142	139	121	98	82	72	59	42	22

In addition, the following estimates and assumptions were provided to Centerview by Albireo for use and reliance in connection with the rendering of its fairness opinion to the Board and in performing the related financial analyses as described in “— Opinion of Centerview Partners LLC” and such use and reliance was approved by the Board: (i) taxes saved from NOLs of $6 million, $20 million, $39 million, $57 million, $37 million and $12 million for years 2025-2030, respectively, based on a tax rate of approximately 29% and (ii) impact of the cost of equity raises totaling $120 million in 2023.
(1)
Unlevered Free Cash flow is defined as earnings before interest expense and taxes (“EBIT”), less tax expense, less capital expenditures, plus depreciation and amortization, less the Sagard Royalty, less increases in net working capital. This line excludes the benefit of net operating losses which were valued separately.

Other Scenarios
Albireo’s management also prepared three Other Scenarios based on different assumptions about future Albireo-specific developments. The unlevered free cash flows relating to the Other Scenarios, which were calculated, based on the Other Scenarios and other Albireo management projected financial information, as earnings before interest expenses and taxes (“EBIT”), less tax expense, less capital expenditures, plus depreciation and amortization, less any payments due from Albireo to Sagard Healthcare Partners (Delaware) LP pursuant to that certain Purchase and Sale Agreement, dated as of September 22, 2022, by and among Albireo, Albireo AB and Sagard Healthcare Partners (Delaware) LP (collectively, the “Sagard Royalty”), less changes in net working capital, in each case based on the Other Scenarios or other projected financial information provided by Albireo management.
•
Case A is based upon the same assumptions as those reflected in the Projections except that, for purposes of Case A, Albireo management assumed that Bylvay’s weighted average gross price per patient per year in the U.S. would be capped at $1.0M for all indications. Case A is summarized below:

	Fiscal Year Ending December 31,
($millions)	2023P	2024P	2025P	2026P	2027P	2028P	2029P	2030P	2031P	2032P	2033P	2034P
Total Net Revenue	64	167	201	287	406	583	800	969	1,119	1,170	1,214	864
Gross Profit	57	156	193	275	390	559	767	929	1,073	1,122	1,163	828
EBIT(1)	(120)	(16)	24	88	182	304	459	581	693	729	753	530
Unlevered Free Cash Flow(2)	(130)	(38)	(11)	27	89	176	284	382	486	509	534	383
	Fiscal Year Ending December 31,
($millions)	2035P	2036P	2037P	2038P	2039P	2040P	2041P	2042P	2043P	2044P	2045P
Total Net Revenue	513	430	375	364	305	232	187	160	124	80	33
Gross Profit	490	411	359	348	291	221	178	153	118	76	32
EBIT(1)	314	262	229	224	186	142	115	99	77	50	20
Unlevered Free Cash Flow(2)	229	189	165	160	137	107	86	74	60	43	22

•
Case C is based upon the same assumptions as those reflected in the Projections except that, for purposes of the Case C, Albireo management assumed that the commercial launch of Bylvay in Biliary Atresia would occur only 6 months ahead of the closest competitor in the U.S. and Europe. Case C is summarized below:

	Fiscal Year Ending December 31,
($millions)	2023P	2024P	2025P	2026P	2027P	2028P	2029P	2030P	2031P	2032P	2033P	2034P
Total Net Revenue	64	167	200	275	370	464	564	657	746	779	809	602
Gross Profit	57	156	192	264	354	445	541	630	715	746	775	576
EBIT(1)	(120)	(16)	24	77	154	221	291	355	417	434	443	332
Unlevered Free Cash Flow(2)	(130)	(38)	(11)	20	71	120	169	218	288	299	310	230
	Fiscal Year Ending December 31,
($millions)	2035P	2036P	2037P	2038P	2039P	2040P	2041P	2042P	2043P	2044P	2045P
Total Net Revenue	404	342	299	293	254	207	176	156	122	79	33
Gross Profit	385	327	285	280	242	198	167	148	117	75	31
EBIT(1)	226	194	172	171	147	122	104	93	74	48	19
Unlevered Free Cash Flow(2)	157	137	121	120	106	89	76	69	57	41	21

•
Case D is based upon the same assumptions as those reflected in the Projections except that, for purposes of Case D, Albireo management assumed that Bylvay would not achieve approval in Biliary Atresia in any geography. Case D is summarized below:

	Fiscal Year Ending December 31,
($millions)	2023P	2024P	2025P	2026P	2027P	2028P	2029P	2030P	2031P	2032P	2033P	2034P
Total Net Revenue	64	167	200	252	299	330	348	359	376	383	399	322
Gross Profit	57	156	192	241	286	316	334	343	360	367	382	308
EBIT(1)	(120)	(13)	35	71	109	129	138	137	143	137	138	117
Unlevered Free Cash Flow(2)	(130)	(34)	(3)	18	42	55	61	60	104	100	98	76
	Fiscal Year Ending December 31,
($millions)	2035P	2036P	2037P	2038P	2039P	2040P	2041P	2042P	2043P	2044P	2045P
Total Net Revenue	261	237	219	219	199	177	161	149	120	78	33
Gross Profit	249	226	209	209	189	169	153	142	114	75	31
EBIT(1)	106	96	88	103	99	96	91	88	71	46	17
Unlevered Free Cash Flow(2)	68	66	60	69	69	67	65	63	54	40	21

(1)
EBIT is earnings before interest expenses and taxes.

(2)
Unlevered Free Cash flow is defined as earnings before interest expense and taxes (“EBIT”), less tax expense, less capital expenditures, plus depreciation and amortization, less the Sagard Royalty, less increases in net working capital. This line excludes the benefit of net operating losses which were valued separately.

(iv)   Opinion of Centerview Partners LLC
Albireo retained Centerview as financial advisor to Albireo in connection with the Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares held by Albireo (or held in Albireo’s treasury) or any subsidiary of Albireo, (ii) Shares held by Ipsen, Purchaser or any other direct or indirect wholly owned subsidiary of Ipsen and (iii) any Shares irrevocably accepted for purchase in the Offer and (iv) Dissenting Shares (as defined in the Merger Agreement) (the shares referred to in clauses (i), (ii), (iii) and (iv), together with any Shares held by any affiliate of Albireo or Ipsen, “Excluded Shares”)) of (x) the Closing Amount,

in cash, plus (y) one CVR, in each case, without interest thereon (which (x) and (y) are collectively referred to as the “Consideration” throughout this section), proposed to be paid to such holders pursuant to the Merger Agreement. On January 8, 2023, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated January 8, 2023, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of Centerview’s written opinion, dated January 8, 2023, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Albireo as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•
a draft of the Merger Agreement dated January 7, 2023, and a form of the CVR Agreement attached thereto, collectively referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•
Annual Reports on Form 10-K of Albireo for the years ended December 31, 2021, December 31, 2020, and December 31, 2019;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Albireo;

•
certain publicly available research analyst reports for Albireo;

•
certain other communications from Albireo to its stockholders; and

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Albireo, including certain financial forecasts, analyses and projections and probabilities of success relating to Albireo and the probability of realizing the Milestone prepared by management of Albireo and furnished to Centerview by Albireo for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Projections,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Albireo regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the consent of the Board, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Board’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Albireo as to the matters covered thereby and Centerview relied, at the direction of the Board, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Albireo’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Albireo, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Albireo. Centerview assumed, at the direction of the Board, that the final executed Merger Agreement and the final executed CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the direction of the Board, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Albireo, or the ability of Albireo to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, Albireo’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Albireo or in which Albireo might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Albireo or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Albireo or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Albireo as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated January 8, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Albireo. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Albireo or any other parties to the Transactions. None of Albireo, Ipsen SA, Guarantor, Ipsen, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Albireo do not purport to be appraisals or reflect the prices at which Albireo may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 6, 2023 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, and warrants) based on information provided by Albireo.
Analysis of Consideration
Centerview conducted an analysis of the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and the CVR Agreement. Such Consideration is equal, on a per Share basis, to $42.00 upfront in cash without interest together, and not separately, with one (1) CVR which could result in an additional one-time contingent cash payment of $10.00 per CVR, without interest and less any applicable tax withholding, contingent upon, and subject to, the achievement of the Milestone, as described more fully in the section captioned “— Contingent Value Rights Agreement.”
For analytical purposes, assuming that for one CVR, the holders thereof receive a payment equal to $10.00 upon the achievement of the milestone under the CVR Agreement, based solely on the assessments of Albireo’s management as to (i) the probability of realizing the milestone under the CVR Agreement and (ii) the estimated timing of achievement of the milestone under the CVR Agreement, and discounting the probability-adjusted milestone payment under the CVR Agreement under the CVR back to the valuation date using the midpoint of a range of discount rates from 11.5% to 14.5% based on Centerview’s analysis of Albireo’s weighted average cost of capital, Centerview calculated an illustrative net present value for one CVR of $3.26.
Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per Share merger consideration” refers to an aggregate assumed implied per Share value of $45.26 per Share (the “Implied Consideration Value”), equal, on a per Share basis, to $42.00 upfront consideration plus the illustrative net present value of the CVR of $3.26, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that any of the conditions for the Milestone Payment pursuant to the CVR will be satisfied, and if satisfied, when such conditions will be satisfied.

Selected Public Company Analysis
Centerview reviewed and compared certain financial information for Albireo to corresponding financial information for certain publicly traded biopharmaceutical companies listed below that Centerview deemed comparable, based on its experience and professional judgment, to Albireo (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).
Using publicly available information obtained from SEC filings and other data sources as of January 6, 2022, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2023 (“EV/2023E Revenue Trading Multiple”). The results of this analysis indicated a median EV/2023E Revenue Trading Multiple of 5.0x.
The companies reviewed and the EV/2023E Revenue Trading Multiples of the selected companies were as follows:
EV/2023E Revenue Trading Multiple
Agios Pharmaceuticals, Inc.	15.8x
BioCryst Pharmaceuticals, Inc.	5.5x
Calliditas Therapeutics AB	3.1x
Catalyst Pharmaceuticals, Inc.	6.7x
Mirum Pharmaceuticals, Inc.	4.2x
Rhythm Pharmaceuticals, Inc.	n.m.
Travere Therapeutics, Inc.	4.5x
Median	5.0x
Although none of the selected companies is directly comparable to Albireo, the selected companies were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with marketed assets with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Albireo. However, because none of the selected companies is exactly the same as Albireo, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of Albireo and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.
Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2023E Revenue Trading Multiples of 3.0x to 6.5x to apply to Albireo’s estimated calendar year 2023 revenue as set forth in the Projections. In selecting this range of EV/2023E Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of Albireo and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2023E Revenue Trading Multiples to Albireo’s estimated calendar year 2023 revenue of $64 million, as set forth in the Projections, and adding to it Albireo’s estimated net cash of $241 million as of December 31, 2022, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, and warrants)as of January 6, 2023 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $19.80 to $29.70, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $45.26 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis
Centerview reviewed and analyzed certain information relating to the following selected transactions involving biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Albireo and the Transactions.
The selected transactions considered in this analysis are summarized below:
Date Announced	Target	Acquiror	EV / NTM Revenue Multiple
Aug-22	Aerie Pharmaceuticals Corp.	Alcon Inc.	5.5x
Jan-22	Zogenix, Inc.	UCB S.A.	8.2x
Feb-21	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc	9.2x
May-20	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	8.5x
Sept-19	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB	22.0x
Sept-16	Raptor Pharmaceuticals Corp.	Horizon Pharma plc	5.1x
Mar-15	Hyperion Therapeutics, Inc.	Horizon Pharma plc	7.2x
Jan-15	NPS Pharmaceuticals, Inc.	Shire plc	13.6x
Median			8.3x
Although none of the selected transactions is directly comparable to the Transactions, these transactions were selected by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational and/or financial conditions and prospects of Albireo and the companies included in the selected precedent transactions analysis. However, because none of the selected transactions used in this analysis is identical to or directly comparable to the Transactions, as such, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transactions analysis. Accordingly, Centerview also made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.
Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the selected transactions, Centerview calculated, for each selected transaction, the enterprise value implied by the transaction for each target company based on the consideration payable in the applicable selected transaction (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) as a multiple of Wall Street research analyst consensus estimated net revenue for the next-twelve-months at the time of the transaction announcement (“EV / NTM Revenue Multiple”). The results of this analysis indicated a median EV / NTM Revenue Multiple of 8.3x.
Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of Albireo and the companies included in the selected precedent transactions analysis, Centerview selected a reference range of EV / NTM Revenue Multiples of 5.0x to 9.5x derived from the selected precedent transactions.
Applying this reference range of EV / NTM Revenue Multiples to Albireo’s estimated NTM net revenue of $64 million, as set forth in the Projections, and adding to it Albireo’s estimated net cash of $241 million as of December 31, 2022, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units, and warrants)as of January 6, 2023 and as set forth in the Internal Data resulted in an implied per share equity value range for the Shares of approximately $25.55 to $37.75, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $45.26 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of Albireo based on the Projections, which reflect certain assumptions and future financing needs of Albireo. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2022 using discount rates ranging from 11.5% to 14.5% (based on Centerview’s analysis of Albireo’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Albireo over the period beginning on January 1, 2023 and ending on December 31, 2045, as set forth in the Projections, (ii) an implied terminal value of Albireo, calculated by Centerview by assuming that (as directed by Albireo management) Albireo’s unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 60% year over year, (iii) tax savings from usage of Albireo’s federal net operating losses of $100 million and state net operating losses of $246 million, in each case, as of December 31, 2021 and future losses, as set forth in the Projections and (b) adding to the foregoing results (i) Albireo’s estimated net cash of $241 million as of December 31, 2022, as set forth in the Internal Data and (ii) the impact of assumed equity raises totaling approximately $120 million in 2023, as set forth in the Projections. Centerview divided the result of the foregoing calculations by Albireo’s fully diluted outstanding Shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, and warrants) as of January 6, 2023 and as set forth in the Internal Data, taking into account the expected dilution associated with the assumed equity raises in 2023, as set forth in the Projections, resulting in a range of implied equity values per Share of $39.70 to $47.95, rounded to the nearest $0.05. Centerview then compared this range to the Implied Consideration Value of $45.26 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.
Other Factors
Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:
•
Historical Stock Trading Price Analysis.   Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended January 6, 2023 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Albireo during such period of approximately $16.32 to $37.29 per Share.

•
Analyst Price Target Analysis.   Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for Albireo ranging from $45.00 to $68.00 per Share.

•
Precedent Premiums Paid Analysis.   Centerview performed an analysis of premiums paid in selected transactions involving publicly traded biopharmaceutical companies for which premium data were available, including certain of the selected transactions set forth above in the section captioned “—Selected Precedent Transactions Analysis.” The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 50% to 80% to Albireo’s closing stock price on January 6, 2023 (the last trading day before the public announcement of the Transactions) of $22.82, which resulted in an implied price range of approximately $34.25 to $41.10 per Share, rounded to the nearest $0.05.
General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of Albireo with respect to the Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Albireo and Ipsen and was approved by the Board. Centerview provided advice to Albireo during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Albireo or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory, and merchant banking activities. In the two (2) years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged to provide financial advisory or other services to Albireo, and Centerview did not receive any compensation from Albireo during such period. In the two (2) years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Ipsen SA, Ipsen’s ultimate parent entity, and Centerview did not receive any compensation from Ipsen during such period. Centerview may provide financial advisory and other services to or with respect to Albireo or Ipsen SA or their respective affiliates, in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Albireo, Ipsen SA, or any of their respective affiliates, or any other party that may be involved in the Transactions.
The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s strength and experience in the life sciences sector and expertise and qualifications in transactions of this nature. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.
In connection with Centerview’s services as the financial advisor to the Board, Albireo has agreed to pay Centerview an aggregate fee of approximately $24 million, $1.0 million of which was payable upon the rendering of Centerview’s opinion and approximately $23 million of which is payable contingent upon consummation of the Transactions. In addition, Albireo has agreed to reimburse certain of Centerview’s expenses, and indemnify Centerview against certain liabilities, that may arise out of Centerview’s engagement.
(v)   Intent to Tender
As of January 20, 2023, our directors and executive officers, as a group, beneficially owned 169,858 Shares (excluding shares of capital stock of Albireo issuable upon the exercise of Stock Options or subject to RSUs), representing approximately 0.8% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially by such persons immediately prior to the Expiration Date. However, there is no requirement in the Merger Agreement or any other agreement that requires them to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Item 5.
Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Centerview’s engagement letter with Albireo, Albireo retained Centerview as its exclusive financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to the Board referred to in “Item 4. The Solicitation or Recommendation” above. Centerview’s opinion to the Board does not constitute a recommendation to any stockholder of Albireo as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as a financial advisor to the Board, Albireo has agreed to pay Centerview an aggregate fee of approximately $24 million, $1 million of which was payable upon the rendering of Centerview’s opinion and approximately $23 million of which is payable contingent upon consummation of the Transactions. In addition, Albireo has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise out of Centerview’s engagement.
Pursuant to an engagement letter by and between Albireo and Chestnut, Albireo retained Chestnut as a financial advisor in connection with general financial strategy and planning. In connection with Chestnut’s services as a financial advisor to the Board, Albireo has agreed to pay Chestnut an aggregate fee of approximately $6 million, approximately $5 million of which is contingent upon the consummation of the Offer, and approximately $1 million of which is contingent on the payment of the Milestone Payment. In addition, Albireo has agreed to reimburse certain of Chestnut’s expenses, and to indemnify Chestnut against certain liabilities, in each case arising out of Chestnut’s engagement.
Except as set forth above, neither Albireo nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Albireo on its behalf with respect to the Offer, the Merger or related matters.
Item 6.
Interest in Securities of the Subject Company.

No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, other than (i) the scheduled vesting of RSUs and Stock Options and (ii) the following:
Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Jason Duncan	November 30, 2022	Common stock acquired under the Albireo Pharma, Inc. 2018 Employee Stock Purchase Plan	381	$0.00
Simon N.R. Harford	November 30, 2022	Common stock acquired under the Albireo Pharma, Inc. 2018 Employee Stock Purchase Plan	1,272	$0.00
Craig Hopkinson.	December 1, 2022	RSUs acquired pursuant to an existing equity plan	10,495	$0.00
Paul Streck	December 19, 2022	RSUs acquired pursuant to an existing equity plan	63,966	$0.00
Pamela Stephenson	December 27, 2022	Shares sold pursuant to a Rule 10b5-1 arrangement to satisfy tax withholding due on RSU vesting	469	$19.06
Ronald H.W. Cooper	January 19, 2023	RSUs acquired pursuant to an existing equity plan	195,000	$0.00
Jan Mattsson	January 19, 2023	RSUs acquired pursuant to an existing equity plan	55,000	$0.00
Jason Duncan	January 19, 2023	RSUs acquired pursuant to an existing equity plan	55,000	$0.00

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Martha J. Carter	January 19, 2023	RSUs acquired pursuant to an existing equity plan	55,000	$0.00
Michelle Graham	January 19, 2023	RSUs acquired pursuant to an existing equity plan	32,000	$0.00
Pamela Stephenson	January 19, 2023	RSUs acquired pursuant to an existing equity plan	55,000	$0.00
Paul Streck	January 19, 2023	RSUs acquired pursuant to an existing equity plan	55,000	$0.00
Simon N.R. Harford	January 19, 2023	RSUs acquired pursuant to an existing equity plan	55,000	$0.00
Pamela Stephenson	January 19, 2023	Shares sold pursuant to a Rule 10b5-1 arrangement to satisfy tax withholding due on RSU vesting	1,774	$43.90
Martha J. Carter	January 19, 2023	Shares sold pursuant to a Rule 10b5-1 arrangement to satisfy tax withholding due on RSU vesting	938	$43.90
Jason Duncan	January 19, 2023	Shares sold pursuant to a Rule 10b5-1 arrangement to satisfy tax withholding due on RSU vesting	938	$43.90
Jan Mattsson	January 19, 2023	Shares sold pursuant to a Rule 10b5-1 arrangement to satisfy tax withholding due on RSU vesting	3,088	$43.80
Michelle Graham	January 19, 2023	Shares sold pursuant to a Rule 10b5-1 arrangement to satisfy tax withholding due on RSU vesting	1,774	$43.90
Simon N.R. Harford	January 19, 2023	Shares sold pursuant to a Rule 10b5-1 arrangement to satisfy tax withholding due on RSU vesting	1,776	$43.80

Item 7.
Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits and annexes hereto), Albireo is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Albireo’s securities by Albireo, Albireo’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Albireo or Albireo’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Albireo or any subsidiary of Albireo, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Albireo.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 (Summary of the Merger Agreement and Certain Other Agreements) of the Offer to Purchase.
Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.
Item 8.
Additional Information.

Conditions to the Offer
The information set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required
On January 8, 2023, our Board unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Albireo and its stockholders, (b) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (c) approved the execution, delivery and performance by Albireo of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (d) resolved to recommend that the stockholders of Albireo tender their Shares to Purchaser pursuant to the Offer.
If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Ipsen or any of its wholly owned subsidiaries (including Purchaser), represent at least one more than 50% of the total number of Shares outstanding at one minute following 11:59 p.m., Eastern Time, on February 21, 2023 (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL without a vote by our stockholders.
State Takeover Laws
A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”
In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.
Notice of Appraisal Rights
No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Albireo who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Offer Acceptance Time); (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by Albireo and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II and is incorporated by reference therein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. Stockholders should assume that Albireo will take no action to perfect any appraisal rights of any stockholder. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL.
Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder or beneficial owner contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:
•
prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Albireo at the address indicated below, a written demand for appraisal of Shares held, which demand must reasonably inform Albireo of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•
not tender his, her or its Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•
continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•
comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•
in the case of a beneficial owner, the demand must (A) reasonably identify the holder of record of the shares for which the demand is made, (B) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.
Written Demand by the Record Holder
All written demands for appraisal should be addressed to Albireo Pharma, Inc., 53 State Street, 19th Floor, Boston, Massachusetts 02109, Attention: Jason Duncan, Chief Legal Officer, General Counsel and Secretary.
A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Offer Acceptance Time) and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Albireo is under no obligation to and has no present intention to file a Petition and holders should not assume that Albireo will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.
The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.
The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.
Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.
The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will effectively lose the stockholder’s or beneficial owner’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.
STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
The foregoing summary of the rights of the stockholders and beneficial owners of the Company to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders or beneficial owners of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.
Legal Proceedings
As of the date of this Schedule 14D-9, there are currently no legal proceedings relating to the Offer, the Merger or the Transactions. Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.
Antitrust Compliance
Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisitions of voting securities or assets may not be consummated until Premerger Notification and Report Forms have been filed for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the acquisition of the Shares in the Offer and the Merger. The deadline to file such Premerger Notification and Report Forms is January 30, 2023, which is the date 15 business days following the date of the Merger Agreement.
Under the HSR Act, the purchase of Shares may be completed following the expiration of a 30‑calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless Ipsen receives a Request for Additional Information and Documentary Material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Under the terms of the Merger Agreement, Ipsen and Albireo have agreed to file their Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than fifteen business days after the date of the Merger Agreement. Under the HSR Act, the required waiting period will expire 30 days after Ipsen files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the Offer and the Merger unless earlier terminated by the FTC and the Antitrust Division, Ipsen pulls and refiles its Premerger Notification and Report Form under 16 C.F.R. §803.12, or the parties receive a request for additional information or documentary material. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.
In addition to the filing under the HSR Act, the U.S. federal antitrust agencies, foreign competition law authorities, U.S. state attorneys general, or private persons may bring legal action under competition or antitrust law seeking to enjoin the Transaction, seeking to add conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on competition or antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger, Ipsen may not be obligated to consummate the Offer or the Merger.
German Antitrust Laws.   The Act Against Restraints of Competition requires the parties to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO notified Ipsen within one month of submission of the complete notification that the conditions for a prohibition of the concentration are not satisfied or a one-month waiting period from the submission of the complete notification has expired without the FCO notifying the parties in writing that it has initiated an in-depth investigation. In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may not be consummated unless (within a waiting period of five months from submission of a complete notification to the FCO (subject to extension)) the FCO approves the transaction or the FCO has not prohibited the transaction.
Cautionary Note Regarding Forward-Looking Statements
Statements contained in or incorporated by reference into this Schedule 14D-9 regarding management’s future expectations, beliefs, intentions, goals, strategies, plans or prospects, the tender offer, the merger and related transactions are forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “planned,” “continue,” “guidance,” or the negative of these terms or other similar expressions. Forward-looking statements may include statements, other than statements of historical fact, regarding, among other things: Albireo’s commercialization plans; the plans for, or progress, scope, cost, initiation, duration, enrollment, results or timing for availability of results of, development of Bylvay, A3907, A2342 or any other Albireo product candidate or program; the target indication(s) for development or approval; potential regulatory approval and plans for potential commercialization of Bylvay in biliary atresia or Alagille syndrome (“ALGS”) or in additional countries, or Albireo’s other product candidates; the timing for initiation or completion of or availability or reporting of results from any clinical trial; the potential benefits or competitive position of Albireo or any other Albireo product candidate or program or the commercial opportunity in any target indication; Albireo’s plans, expectations or future operations, financial position, revenues, costs or expenses; statements regarding the expected timing of the completion of the transactions contemplated by the Merger Agreement; statements regarding the ability to complete the transactions contemplated by the Merger Agreement considering the various closing conditions; the projected financial information; and any statements regarding assumptions underlying any of the foregoing. Although Albireo’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Albireo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, (i) uncertainties as to the timing of the transactions contemplated by the Merger Agreement; (ii) the risk that the transactions contemplated by the Merger Agreement may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Albireo’s stockholders tendering their Shares in the Offer; (iv) the possibility that competing offers for Albireo may be made; (v) the possibility that any or all of the various conditions to the consummation of the transactions contemplated by the Merger Agreement may not be satisfied or waived, including the failure to receive any required regulatory approvals (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Albireo to pay a termination fee; (vii) the risk that the milestone specified in the CVR Agreement is not achieved; (viii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on Albireo’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its business generally; (ix) risks related to diverting management’s attention from Albireo’s ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; as well as (xi) risks and uncertainties pertaining to Albireo’s business, including those detailed under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Albireo’s annual report on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC, such as the risk that the regulatory filings made for Bylvay in patients with ALGS will not be approved by the FDA and European Medicines Agency (“EMA”) and on the timelines Albireo anticipates; the risk that the FDA and EMA will not complete their respective reviews within target timelines, once determined; the risk that the FDA and EMA will require additional information, the risk that we will not be able to provide in a timely manner any additional information that the FDA and EMA request, and the risk that such additional information will not be satisfactory to the FDA and EMA; the risk that Bylvay will not be commercially successful; the risk that we may encounter issues, delays or other challenges in commercializing Bylvay; the risk that Bylvay does not receive acceptance from patients and physicians for its approved indication; the risk of challenges associated with execution of Albireo’s sales activities, which in each case could limit the potential of its product; the risk of challenges associated with supply and distribution activities, which in each case could limit Albireo’s sales and the availability of its product; the risk of potential negative impacts of the COVID-19 pandemic, including on manufacturing, supply, conduct or initiation of clinical trials, or other aspects of our business; the risk that favorable findings from clinical trials of Bylvay to date, including findings in progressive familial intrahepatic cholestasis (“PFIC”), ALGS and other indications, will not be predictive of results from other clinical trials of Bylvay; the risk that Bylvay will not be approved in jurisdictions or for indications beyond the jurisdictions in which or indications (such as biliary atresia or ALGS) for which Bylvay is currently approved; the risk that Albireo’s other product candidates will not be approved; the risk that estimates of the addressable patient population for target indications may prove to be incorrect; the outcome and interpretation by regulatory authorities of the ongoing third-party study pooling and analyzing of long-term PFIC patient data; the timing for initiation or completion of, or for availability of data from, clinical trials of Bylvay, including BOLD, and the Phase 2 clinical trial of A3907, and the outcomes of such trials; Albireo’s ability to obtain coverage, pricing or reimbursement for approved products in the United States or Europe; delays or other challenges in the recruitment of patients for, or the conduct of, Albireo’s clinical trials; any repurchase by Albireo of interest of Sagard Healthcare Partners (Delaware) LP (“Sagard”) in the royalty interest payments under our royalty monetization agreement with Sagard, which could materially impact our financial condition; and Albireo’s critical accounting policies. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, none of Albireo, Ipsen or any of their respective affiliates undertakes any obligation to update or revise any forward-looking information or statements.
Item 9.
Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated January 23, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Ipsen and Purchaser filed January 23, 2023 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Form of Summary Advertisement, published January 23, 2023 in the Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Joint Press Release issued by Ipsen and Albireo, dated January 9, 2023 (incorporated by reference to Exhibit 99.1 to Albireo’s Current Report on Form 8-K filed January 9, 2023).
(a)(5)(B)	Albireo email to all employees, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.1 to Albireo’s Schedule 14D9-C, filed January 9, 2023).
(a)(5)(C)	Albireo employee FAQ, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.2 to Albireo’s Schedule 14D9-C, filed January 9, 2023).
(a)(5)(D)	Albireo letter to patient advocacy groups, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.3 to Albireo’s Schedule 14D9-C, filed January 9, 2023).
(a)(5)(E)	Albireo letter to partners, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.4 to Albireo’s Schedule 14D9-C, filed January 9, 2023).
(a)(5)(F)	Albireo letter to payors, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.5 to Albireo’s Schedule 14D9-C, filed January 9, 2023).
(a)(5)(G)	Albireo letter to physicians / HCPs, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.6 to Albireo’s Schedule 14D9-C, filed January 9, 2023).
(a)(5)(H)	Albireo social media posts, first made available on January 9, 2023 (incorporated by reference to Exhibit 99.7 to Albireo’s Schedule 14D9-C, filed January 9, 2023).
(a)(5)(I)	Ipsen investor presentation, first made available on January 10, 2023 (incorporated by reference to Exhibit 99.2 to Ipsen’s Schedule TO-C, filed January 10, 2023).

Exhibit No.	Description
(a)(5)(J)	Transcript of Ipsen investor call, first made available on January 10, 2023 (incorporated by reference to Exhibit 99.3 to Ipsen’s Schedule TO-C, filed January 10, 2023).
(a)(5)(K)*	Opinion of Centerview Partners LLC, dated January 8, 2023 (included as Annex I to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of January 8, 2023, among Ipsen, Purchaser, Albireo and Guarantor (incorporated herein by reference to Exhibit 2.1 to Albireo’s Current Report on Form 8-K, filed on January 9, 2023).
(e)(2)	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).
(e)(3)	Definitive Proxy Statement of Albireo on Schedule 14A (incorporated herein by reference to Albireo’s Form DEF 14A, filed on April 21, 2022).
(e)(4)(A)	Mutual Confidentiality Agreement, dated as of January 17, 2022, by and between Albireo and Ipsen Bioscience, Inc. (incorporated by reference to Exhibit (d)(2)(a) to the Schedule TO).
(e)(4)(B)	Mutual Confidentiality Agreement, dated as of June 10, 2022, by and between Albireo and Guarantor (incorporated by reference to Exhibit (d)(2)(b) to the Schedule TO).
(e)(5)	Amended and Restated Employment Agreement, dated as of March 6, 2019, by and between Albireo and Ronald H.W. Cooper (incorporated by reference to Exhibit 10.1 to Albireo’s Annual Report on Form 10-K filed on March 6, 2019).
(e)(6)	Employment Agreement, dated as of October 4, 2018, by and between Albireo and Simon N. R. Harford (incorporated by reference to Exhibit 10.3 to Albireo’s Quarterly Report on Form 10-Q filed on November 8, 2018).
(e)(7)	Amended and Restated Employment Agreement, dated as of March 6, 2019, by and between Albireo AB and Jan P. Mattsson, Ph.D. (incorporated by reference to Exhibit 10.3 to Albireo’s Annual Report on Form 10-K filed on March 6, 2019).
(e)(8)	Amended and Restated Employment Agreement, dated as of March 6, 2019, by and between Albireo and Martha J. Carter (incorporated by reference to Exhibit 10.4 to Albireo’s Annual Report on Form 10-K filed on March 6, 2019).
(e)(9)	Amended and Restated Employment Agreement, dated as of March 6, 2019, by and between Albireo and Jason G. Duncan (incorporated by reference to Exhibit 10.6 to Albireo’s Annual Report on Form 10-K filed on March 6, 2019).
(e)(10)	Employment Agreement, dated as of March 25, 2019, by and between Albireo and Pamela Stephenson (incorporated by reference to Exhibit 10.1 to Albireo’s Quarterly Report on Form 10-Q filed on May 9, 2019).
(e)(11)	Employment Agreement, dated as of October 31, 2019, by and between Albireo and Michelle Graham (incorporated by reference to Exhibit 10.1 to Albireo’s Quarterly Report on Form 10-Q filed on November 6, 2019).
(e)(12)*	Employment Agreement, dated as of October 21, 2022, by and between Albireo and Paul D. Streck, M.D.
(e)(13)	Form of Indemnification Agreement, by and between Albireo and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.8 to Albireo’s Current Report on Form 8-K, filed on November 4, 2016).
(e)(14)	Amended and Restated 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Albireo’s Quarterly Report on Form 10-Q, filed on February 5, 2010).
(e)(15)	2005 Non-Employee Directors’ Stock Option Plan (incorporated herein by reference to Exhibit 10.5 to Albireo’s Registration Statement on Form S-1, Amendment No. 1, filed on May 10, 2007).
(e)(16)	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to Albireo’s Form S-8, filed on August 17, 2010).

Exhibit No.	Description
(e)(17)	2010 Incentive Stock Option Agreement (incorporated herein by reference to Exhibit A to Albireo’s Quarterly Report on Form 10-Q, filed on May 7, 2010).
(e)(18)	2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.9 to Albireo’s Current Report on Form 8-K, filed on November 4, 2016).
(e)(19)	Albireo Pharma Inc. 2017 Inducement Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Albireo’s Quarterly Report filed on Form 10-Q filed on November 14, 2017).
(e)(20)	2018 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Albireo’s Current Report on Form 8-K filed with the SEC on June 21, 2021).
(e)(21)	2018 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.3 to Albireo’s Form 10-Q filed on August 9, 2018).
(e)(22)	2020 Inducement Equity Plan (incorporated herein by reference to Exhibit 10.1 to Albireo’s Form 10-Q filed on November 5, 2020).
(e)(23)	Nonemployee Director Compensation Policy, as amended (incorporated herein by reference to Exhibit 10.1 to Albireo’s Current Report on Form 8-K filed on August 10, 2022).

*
Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ALBIREO PHARMA, INC.
By:	/s/ Ronald H.W. Cooper Name: Ronald H.W. Cooper Title: President and Chief Executive Officer
Dated: January 23, 2023

ANNEX I
Opinion of Centerview Partners LLC
Centerview Partners LLC
31 West 52nd Street
New York, NY 10019
January 8, 2023
The Board of Directors
Albireo Pharma, Inc.
53 State Street, 19th Floor
Boston, MA 02109
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) (other than Excluded Shares, as defined below), of Albireo Pharma, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Ipsen Biopharmaceuticals, Inc., a Delaware corporation (“Parent”), Anemone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), the Company, and, solely for purposes of certain provisions thereof, Ipsen Pharma SAS, a French société par actions simplifiée. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) in exchange for consideration consisting of (a) an amount in cash equal to $42.00 per Share, to the seller in cash without interest (the “Closing Amount”) plus (b) one contractual contingent value right (a “CVR”) per Share, representing the right to receive the Milestone Payment (as such term is defined in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), if any, determined in accordance with the CVR Agreement (the Closing Amount, taken together (and not separately) with one CVR, the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company (or held in the Company’s treasury) or any subsidiary of the Company, (ii) Shares held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, (iii) any Shares irrevocably accepted for purchase in the Tender Offer and (iv) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i), (ii), (iii) and (iv), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Ipsen S.A. (“Ipsen”), Parent’s ultimate parent entity, and we have not received any compensation from Ipsen during such period. We may provide financial advisory and other services to or with respect to the Company or Ipsen or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Ipsen, or any of their respective affiliates, or any other party that may be involved in the Transaction.
In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated January 7, 2023 and a form of the CVR Agreement attached thereto (collectively, the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2021, December 31, 2020 and December 31, 2019; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities, and prospects of the Company, including certain financial forecasts, analyses and projections and probabilities of success relating to the Company and the probability of realizing the Milestone Payment under the CVR Agreement prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and the final executed CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
CENTERVIEW PARTNERS LLC

ANNEX II
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW; APPRAISAL RIGHTS
§ 262. Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)
[Repealed.]

(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)
If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)
Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)
Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.
(f)
Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)
At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)
From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l)
The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.